SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

Earnings Release | 3Q13

GAFISA RELEASES 3Q13 RESULTS

IR Contact Info

André Bergstein

Danilo Cabrera

Stella Hae Young Hong

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

3Q13 Conference Call

6th of November, 2013

> 7:00 am US EST

In English (simultaneous translation from Portuguese)

+1-516-3001066 US EST

Code: Gafisa

> 10:00 am Brasília time

In Portuguese

Phones:

+55-11-3728-5800 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (Brazil)

Code: 35443637

+55-11-3127-4999 (US)

Code: 78762276

Webcast: www.gafisa.com.br/ir

Shares

GFSA3 – Bovespa

GFA – NYSE

Total shares outstanding:

435,380,407[1]

Average daily trading volume (90 days²): R$31.7 million

1) Including 599,486 treasury shares

2) Until September 30, 2013

FOR IMMEDIATE RELEASE - São Paulo, November 5th, 2013

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2013.

During the third quarter we continued to implement the 2013 business plan. The volume of launches reached R$498 million in the period, a slight increase over the previous quarter, and totaled R$1.3 billion for the 9M13 period. Delays in obtaining certain licenses and project approvals in the Gafisa segment, particularly in the city of São Paulo, and in the Alphaville segment, resulted in some launches being moved to the fourth quarter. Consequently, the last three months of the year are expected to contain a higher concentration of launches, with $430 million already launched in the month of October. Given the strong fourth quarter pipeline, and assuming stable market conditions, the Company expects to achieve its full year launch guidance.

Market conditions remain positive, with supply and demand evenly balanced in the Company’s three segments. Nevertheless, selective product development and thorough preparation in the lead up to project launches are key drivers of sales absorption. Third quarter sales volumes were similar to last quarter, keeping pace with launch activity. As predicted, the number of cancellations has declined throughout the year and in the third quarter, the volume fell 23% on a sequential basis. Looking ahead, preliminary fourth quarter operating results appear positive, with sales of approximately R$370 million in October.

Cash generation was a third quarter highlight, given a return to positive cash generation of R$32.1 million in the quarter, versus cash burn of R$27.6 million in the 2Q13. For the 9M13 period, the result was a cash burn of R$80.1 million. Operational cash flow was positive at R$194.5 million in the 3Q13, and totaled R$423.4 million in the first nine months of the year.

Delivery volumes reached 3,106 units in the 3Q13. Fourth quarter volumes are expected to be concentrated in the Tenda and Alphaville segments.

The Company’s turnaround plan, which was initiated almost two years ago, is expected to be substantially concluded in early 2014. As stated in this report, Tenda has successfully delivered nearly 25 thousand legacy units since the end of 2011 and reduced its complexity, thereby returning capital to the Company’s cash balances. At the same time, the brand has been relaunched under a profitable business model and new projects are performing well. The Gafisa brand is now focused on the states of São Paulo and Rio de Janeiro, and having almost completed the delivery of legacy projects outside of these core markets, is on the cusp of achieving metrics expected for the segment. Throughout the turnaround period Alphaville has maintained a consistent rate of growth and strong results. And Alphaville kept the pace of growth of recent years, with consistent results. The final stage of the restructuring is underway with the settlement of the sale of the 70% stake in Alphaville, expected to be complete by year-end. Funds shall be used to reduce our indebtness, leaving the Company with an appropriate capital structure, lower level of leverage and focus on the strengthened Gafisa and Tenda operations.

In keeping with the new configuration of the Company’s portfolio, we are in the process of developing a business plan for the five-year period dated 2014 to 2018. The planning process will take into account certain material assumptions and guidelines regarding project development in coming years. These include the expected size of Gafisa and Tenda’s operations, the amount of capital allocated to each operation, the appropriate level of leverage for the Company’s operations, the respective expected returns for each business unit, and, in particular, our commitment to capital discipline and shareholder value generation.

CONSOLIDATED FINANCIAL RESULTS

▲      Net revenue recognized by the “PoC” method was R$628.0 million in the third quarter, a 15.5% y-o-y reduction and in line with 2Q13.

▲      Gross profit for the period was R$173.5 million, up from the R$143.8 million in 2Q13 and from the R$156.6 million registered in 3Q12. Gross margin rose to 27.6% in the third quarter, up from 22.4% in the 2Q13 and 21.1% in 3Q12.

▲      Adjusted EBITDA was R$140.1 million, a 49.2% increase compared to the R$93.9 million in 2Q13. The EBITDA margin reached 22.3%, compared with 14.7% in 2Q13.

▲      Net income for the period was R$15.8 million, compared to a net loss of R$14.1 million in the 2Q13, and net income of R$4.8 million in the 3Q12.

▲      Operating cash generation reached R$194.5 million in the 3Q13 and R$423.4 million YTD until  September 30, 2013, resulting in positive free cash flow of R$32.1 million in the 3Q13, compared with cash burn of R$27.6 million in the 2Q13.

CONSOLIDATED OPERATING RESULTS

▲      Launches totaled R$498.3 million in the 3Q13, a 8.1% sequential increase and a 10.3% y-o-y rise. Launches for the first nine months of the yeartotaled R$1.3 billion. The result represents 42% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion.

▲      Consolidated pre-sales totaled R$429.6 million in the 3Q13, reaching R$1.2 billion in 9M13. Sales from launches represented 44.1% of the total, while sales from inventory comprised the remaining 55.9%.

▲      Consolidated sales speed of launches reached 22.5% in the 3Q13 and 41.3% in the 9M13. Consolidated sales over supply (SoS) reached 10.6% in the 3Q13 and 24.8% in the 9M13.

▲      Consolidated inventory at market value remaining stable at R$3.6 billion compared to 2Q13.

▲      Gafisa Group delivered 7,779 units were during the 9M13.

INDEX

Recent Events	05
Key Numbers Gafisa Group	06
Updated Status of the Turnaround Strategy	07
Consolidated Operating Result	09
Consolidated Financial Result	12
Revenues	12
Gross Profit	13
Selling, General and Administrative Expenses	13
EBITDA	14
Net Income	15
Backlog of Revenues and Results	15
Gafisa Segment	16
Tenda Segment	18
Alphaville Segment	20
Balance Sheet	21
Cash and Cash Equivalents	21
Accounts Receivable	21
Liquidity	21
Outlook	23
Gafisa Group Consolidated Income Statement	25
Gafisa Group Consolidated Balance Sheet	26
Cash Flow	27
Glossary	43

RECENT EVENTS

Updated Status of Alphaville

On June 7, Gafisa signed an agreement to sell a 70% stake in Alphaville to the private equity funds Blackstone and Pátria.  On July 3, Gafisa  completed  the purchase of the outstanding 20% stake in Alphaville, belonging to Alphapar, thus holding 100% of Alphaville’s capital stock. Since the announcement of the transaction, the Company and its advisors have been working on meeting the conditions precedent to the completion of the transaction. Approval by CADE – the antitrust agency -  has already been granted, as well as consents from creditors and partners. The completion of the transaction is expected to occur towards the end of the 4Q13.

Capital Structure Following the Acquisition of a 20% stake in Alphaville

As mentioned above, in the 3Q13 the Company settled the acquisition of the outstanding 20% stake in Alphaville. This transaction resulted in a temporary increase in the Company's leverage to 126% (Net Debt/Equity) at the end of 3Q13. The following should be noted: (i) cash disbursement and debt issuance related to the acquisition of the remaining 20% stake; and (ii) reduction in Shareholders Equity due to adjustments in the lines of minority shareholders and goodwill constituted in the acquisition of the remaining 20% stake; which ultimately contributed to this transient increase in the Company’s leverage.

With the settlement of the sale of the 70% stake in Alphaville, the projected Net Debt/Equity ratio is expected to reach around 55%, due to the following impacts: (i) cash entry net of taxes and transaction costs; (ii) profit recorded as a result of the operation, impacting the Company’s Shareholders’Equity, and (iii) reversal of goodwill previously recorded.

The Company reaffirms its commitment with a healthy capital structure, by means of a level of leverage which is adequate for its operations.

Classification of Assets as Available for Sale with Retention of Associate Non-Controlling Interest

Given the impending sale of a 70% stake in Alphaville and associated transfer of operations to the buyer, these assets have been classified as available for sale. The adjustments were made in accordance with Brazilian accounting standards and international practices, and the effect of classifying Alphaville operations as assets available for sale on the ongoing operations for the current and comparative prior periods are summarized below. The income statement from September 30, 2012 was restated considering the effects of the Alphaville deconsolidation and presented in a separate heading titled "Result from discontinued operations". The financial statements of prior periods (3Q12 and 9M12) were presented on a comparable basis.

Key Numbers for the Gafisa Group

Table 1 – Operating and Financial Highlights – (R$000, and % Gafisa, unless otherwise specified)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Launches	498,348	461,043	8.1%	451,943	10.3%	1,266,943	1,462,201	-13.4%
Launches, units	2,041	2,138	-4.5%	1,361	50.0%	5,796	3,826	51.5%
Pre-sales	428,994	553,639	-22.5%	689,331	-37.8%	1,200,914	1,727,863	-30.5%
Pre-sales, units	1,902	2,670	-28.8%	1,929	-1.4%	5,403	4,059	33.1%
Pre-sales of Launches	173,491	262,411	-33.9%	447,154	-61.2%	529,436	969,181	-45.4%
Sales over Supply (SoS)	10.6%	13.4%	-280bps	18.7%	-810bps	24.8%	34.5%	-1170bps
Delivered projects	575,987	608,096	-5.3%	953,361	-39.6%	1,394,081	3,255,951	-57.2%
Delivered projects, units	3,106	3,073	1.1%	5,531	-43.8%	7,779	17,728	-56.1%
Considering Alphaville Result as Available for Sale
Net Revenue	628,047	640,864	-2.0%	743,453	-15.5%	1,776,461	2,237,336	-20.6%
Gross Profit	173,503	143,798	20.7%	156,638	10.8%	395,446	436,824	-9.5%
Gross Margin	28%	22%	518 bps	21%	33.3%	22%	20%	274 bps
Adjusted Gross Margin¹	34%	28%	22.5%	28%	21.4%	29%	25%	13.0%
Adjusted EBITDA ²	139,997	93,921	49.1%	152,470	-8.2%	291,689	368,461	-20.8%
Adjusted EBITDA Margin ²	22%	15%	764 bps	21%	4.8%	16%	16%	-5 bps
Adjusted Net Income (Loss) ²	23,782	6,071	291.7%	26,979	-11.8%	(10,980)	22,835	-148.1%
Adjusted Net Margin ²	4%	1%	283 bps	4%	-	-1%	1%	-164 bps
Net Income (Loss)	15,777	(14,144)	-211.5%	4,841	225.9%	(53,840)	(25,628)	110.1%
Net Earnings (Loss) per Share (R$)	0.0371	(0.0333)	705 bps	0.0112	231.2%	(0.1267)	(0.0593)	-675 bps
Outstanding shares ('000 final)	435,380	424,499	2.6%	432,273	0.7%	435,380	432,273	0.7%
Result Available for Sale	(46,993)	(42,473)	10.6%	(71,973)	-34.7%	(127,758)	(133,024)	-3.9%
Pro-Forma – Gafisa + Tenda
Backlog revenues	1,900,224	2,148,090	-11.5%	2,813,033	-42.0%	1,900,224	2,813,033	-
Backlog results ³	624,313	708,634	-11.9%	1,118,580	-46.0%	624,313	1,118,580	-
Backlog margin ³	32.9%	33.0%	-10 bps	39.8%	-691 bps	32.9%	39.8%	-
Net Debt + Investor Obligations	2,858,095	2,519,219	13.5%	2,756,526	3.7%	2,858,095	2,756,526	-
Cash and cash equivalents	781,606	1,101,160	-29.0%	991,335	-21.2%	781,606	991,335	-
Shareholder’s Equity	2,216,828	2,449,326	-9.5%	2,637,644	-16.0%	2,216,828	2,637,644	-
Shareholder’s Equity + Minority shareholders	2,267,662	2,618,458	-13.4%	2,773,947	-18.3%	2,267,662	2,773,947	-
Total Assets	8,199,678	8,492,744	-3.5%	8,532,289	-3.9%	8,199,678	8,532,289	-
(Net Debt + Obligations) / (Equity + Minority)	126.0%	96.2%	2998bps	104.5%	2150bps	126.0%	104.5%	-

Note: Financial operational unaudited information

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority

3) Backlog results net of PIS/COFINS taxes – 3.65%; and excluding the impact of PVA (Present Value Adjustment) method according to Law nº 11,638

Results by Segment

Table 2 – Main Operational & Financial Figures - Contribution by Segment – 9M13

	Gafisa (A)	Tenda (B)	Alphaville (C)	(A) + (B) + (C)
Deliveries (PSV R$000)	848,178	450,336	95,567	1,394,081
Deliveries (% contribution)	61%	32%	7%	100%
Deliveries (units)	3,205	3,465	609	7,279
Launches (R$000)	406,187	250,396	610,360	1,266,943
Launches (% contribution)	32%	20%	48%	100%
Launches (units)	578	2,060	4,484	7,122
Pre-Sales (R$000)	506,742	326,777	367,394	1,200,914
Pre-Sales (% contr.)	42%	27%	31%	100%
Net Revenues (R$000)[1]	1,173,896	602,564	-	1,776,461
Revenues (% contribution)	66.1%	33.9%	-	100%
Gross Profit (R$000) [1]	377,772	17,674	-	395,446
Gross Margin (%)	32.2%	2.9%	-	22.3%
EBITDA[2] (R$000)	214,634	(50,702)	-	291,689
EBITDA Margin (%)	18.3%	-8.4%	-	16.4%

1) Alphaville results recognized as available for sale.

Updated Status of the Turnaround Strategy

Gafisa Segment

The Gafisa segment remains focused on the core markets of São Paulo and Rio de Janeiro, which form part of the Company’s core strategy. The recovery in gross margin reflects the reduced participation of legacy projects in Gafisa’s results.

Third quarter consolidated pro forma backlog revenue for the Gafisa Segment totaled R$1.8 billion, of which around R$121 million relates to projects located in discontinued markets. The projects outside core markets comprised 4 construction sites and 1,216 units under construction. The Company expects to hold two final outstanding construction sites at the beginning of 2014.

Table 3. Operational Wrap Up - Gafisa Turnaround (R$000 and units)

		3Q13			4Q12
	SP+RJ	Other Markets	Total	SP+RJ	Other Markets	Total
Main Indicators
PSV in Inventory	1,543,056	320,803	1,863,859	1,659,206	324,888	1,983,694
Units in Inventory	2,539	730	3,268	2,932	715	3,647
Projects under construction	46	4	50	52	6	58
Units to be delivered	11,135	1,216	12,351	12,542	2,456	14,998
Cost to be incurred	1,484,363	76,915	1,561,278	1,673,828	273,862	1,947,690

The higher volume of deliveries versus the second half of 2012 resulted in increased sales cancellations in the 1H13, which has since normalized in the 3Q13. In the first nine months of the year, the volume of dissolutions was R$402.3 million, of which 38% refer to completed units and 34.6% to units in non-core markets. Of the cancelled units, 38.3% were resold in the same period (44.8% resold in São Paulo, 49.4% resold in Rio de Janeiro and 31.0% resold  in other markets).

 Table 4. Gross Sales and Dissolutions 2011 – 9M13 (R$000) – Gafisa Segment by Region

	FY 2011	1Q12	2Q12	3Q12	4Q12	2012	1Q13	2Q13	3Q13	9M13
SP+ RJ
Gross Sales	2.333.974	340.477	519.648	453.055	543.915	1.857.094	244.389	291.258	221.193	768.138
Dissolutions	(288.933)	(42.264)	(71.194)	(122.727)	(75.181)	(311.365)	(126.771)	(89.652)	(46.683)	(263.106)
Net Sales	2.045.041	298.213	448.454	330.328	468.734	1.545.729	117.618	201.606	174.510	505.032
Other Markets
Gross Sales	196.399	27.257	55.142	45.502	55.578	183.479	48.300	63.328	40.569	140.897
Dissolutions	(61.351)	(8.768)	(47.213)	(47.840)	(25.860)	(129.681)	(64.801)	(48.023)	(26.363)	(139.187)
Net Sales	135.048	18.489	7.929	(2.338)	29.718	53.798	(16.501)	15.305	14.206	1.710
Total
Gross Sales	2.530.373	367.734	574.790	498.556	599.493	2.040.574	292.689	354.585	261.762	909.035
Dissolutions	(350.284)	(51.032)	(118.407)	(170.566)	(101.041)	(441.047)	(191.572)	(137.674)	(73.046)	(402.293)
Net Sales	2.180.089	316.702	456.383	327.990	498.452	1.599.527	101.117	216.911	188.716	506.742

While projects located in São Paulo and Rio de Janeiro are performing well, the segment’s gross margin continues to be slightly impacted by the worst performance of projects outside core markets. The Company believes in more normalized profitability leves as from the 1H14. Excluding legacy projects in discontinued markets, the Gafisa Segment gross margin would have been 34.0%.

The sales speed for inventory outside of core markets remains lower than that of sales within core markets, particularly in São Paulo and Rio de Janeiro. The sale of this inventory and the run-off of legacy projects are on schedule and expected to conclude in 2014.

Gross Margin by Market (2011-3Q13)	Net Revenue by Market (2011-3Q13)

Tenda Segment

The Tenda brand resumed launches in early 2013 under a new business model, which was initially focused on the markets of São Paulo and Bahia. Currently, the Company continues to operate in 4 macro regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernanmbuco). The new operating model is based on three basic pillars: operating efficiency, risk management and capital discipline.

Table 5. New Tenda Launches in the New Model

Launches 9M13	Novo Horizonte	Vila Cantuária	Itaim Paulista Life	Germânia Life	Verde Vida	Jaraguá Life

Launch	mar-13	mar-13	may-13	jul-13	jul-13	aug-13
PSV Launched (R$000)	67.755	45.941	33.056	24.880	37.912	40.852
# Units	580	440	240	200	340	260
% PSV Sold (YTD Sep)	100%	41%	46%	23%	50%	40%
% Transferred Units (YTD)	89%	24%	35%	11%	3%	24%

Project
	Osasco - SP	Camaçari - BA	São Paulo - SP	Porto Alegre - RS	Salvador - BA	São Paulo - SP

Table 6. Wrap Up Operational Turnaround Tenda (R$000 and units)

		3Q13			4Q12
	New Model	Legacy	Total	New Model	Legacy	Total
Main Indicators
PSV in Inventory	122,815	591,972	714,788	-	826,671	826,671
Units in Inventory	943	3,675	4,618	-	5,552	5,552
Projects under construction	5	30	35	-	52	52
Units to be delivered	1,859	9,995	11,854	-	13,579	13,579
Cost to be incurred	92,957	170,722	263,679	-	460,629	460,629

The new business model has resulted in a consistent reduction in the level of dissolutions in recent quarters. We expect this trend to be maintained over the coming quarters, as legacy projects are replaced by projects recently launched by Tenda. In 3Q13, once again, Tenda reported a 15.4% reduction in dissolutions compared to the previous quarter and a 49.4% decline compared with the prior year period. During the 3Q13, sales cancellations declined to R$133.7 million from R$157.8 million in the 2Q13, and to R$263.8 million in the 3Q12. Of the 3,540 units experiencing sales cancellations in the Tenda segment and returned to inventory, 79.1% were resold in the 9M13 period.

Table 7. Dissolutions  – Tenda Segment  (4Q11-3Q13) (R$000)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
New Projects
Gross Sales	-	-	-	-	-	13,656	57,011	59,713
Dissolutions	-	-	-	-	-	-	(2,126)	(7,433)
Net Sales	-	-	-	-	-	13,656	54,885	52,279
Legacy Projects
Gross Sales	248,241	249,142	344,855	293,801	287,935	225,646	270,677	223,909
Dissolutions	(467,000)	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)	(126,038)
Net Sales	(218,759)	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956	97,872
Total
Cancelled Units	4,444	3,157	2,984	2,202	2,509	1,700	1,172	924
Gross Sales	248,241	249,142	344,855	293,801	287,935	239,302	327,689	283,622
Dissolutions	(467,000)	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)	(133,471)
Net Sales	(218,759)	(90,443)	15,728	30,050	(29,653)	6,785	169,841	(150,151)

Tenda remains focused on the completion and delivery of its remaining projects, and is also dissolving contracts with non-eligible clients, so as to sell the units to qualified customers. Thus, Tenda worked to improve its financial cycle, by reducing the average time required to conclude the contract signing, which has been halved from 14 months in 3Q12, to 7 months in the 3Q13. Taking into account only projects launched within the new business model, the average time is 4 months.

The run-off of legacy projects is on schedule and shall be mostly concluded in 2014. The final phase of Tenda legacy projects includes around 5,689 units to be delivered.

Table 8. Run-off of Tenda Legacy Projects - Construction Sites and Evolution of Units Under Development (1Q14-4Q14)

	1Q14	2Q14	3Q14	4Q14
# construction sites	7	4	2	1
# units	2,365	1,900	1,180	500

Of the 3Q13 pro forma backlog revenue for the Tenda segment, totaling around R$334 million, R$287 million was related to legacy projects, compared to R$555 million in 4Q12.

Table 9. Conclusion of Legacy Projects at Tenda – Evolution of Inventory at Market Value (4Q11-3Q13)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
New Projects	0	0	0	0	0	101,132	86,611	122,815
Finished PSV	0	0	0	0	0	-	-	-
PSV Delivered Units PProntasEntregues	0	0	0	0	0	0	0	0
PSV Under construction	0	0	0	0	0	101,132	86,611	122,815
Legacy Projects	932,503	915,036	838,261	764,589	826,671	671,860	593,088	591,972
PSV Delivered Units PProntasEntregues	43,397	72,404	76,872	63,728	211,924	279,037	303,520	343,280
PSV Under construction	889,105	842,632	761,389	700,861	614,747	392,823	289,568	248,692
Total	932,503	915,036	838,261	764,589	826,671	772,992	679,699	714,787
PSV Delivered Units Entregues	43,397	72,404	76,872	63,728	211,924	279,037	303,520	343,280
PSV Under construction	889,105	842,632	761,389	700,861	614,747	493,955	376,180	371,507

Consolidated Operating Results

Consolidated Launches

Third-quarter launches totaled R$498.3 million, a 8.1% increase compared to 2Q13, and  10.3% rise versus 3Q12. For the 9M13, launches were R$1.3 billion, a 13.4% decrease compared to the same period last year.  The result was impacted by delays in receiving certain licenses and in the approval process for the Gafisa segment, particularly in the city of São Paulo, and for the Alphaville segment, which caused some launches to be moved to the 4Q13.

Year to date launch volumes represent 42% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion. The before mentioned delays are expected to result in a higher concentration of 4Q13 launches.

18 projects/phases were launched across 6 states in the 9M13. In terms of PSV, Gafisa accounted for 32% of the total, Alphaville 48% and Tenda the remaining 20%.

Table 10. Consolidated Launches (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa Segment	107,248	215,910	-50.3%	114,291	-6.2%	406,187	794,881	-48.9%
Alphaville Segment	287,455	212,077	35.5%	337,652	-14.9%	610,360	667,320	-8.5%
Tenda Segment	103,644	33,056	213.5%	-	-	250,396	-	-
Total	498,348	461,043	8.1%	451,943	10.3%	1,266,943	1,462,201	-13.4%

Consolidated Pre-Sales

Third-quarter consolidated pre-sales totaled R$429.0 million, a decrease of 22.4% compared to 2Q13, and 37.7% versus 3Q12. The result reflects the lower volume of launches in the period.

In the 9M13, sales from launches represented 44.1% of the total, while sales from inventory comprised the remaining 55.9%.

Table 11. Consolidated Pre-Sales (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa Segment	188,716	216,911	-12.7%	327,990	-42.3%	506,742	1,101,076	-53.9%
Alphaville Segment	90,127	166,887	-46.0%	331,320	-72.8%	367,394	671,481	-45.3%
Tenda Segment	150,151	169,841	-11.6%	30,050	399.7%	326,777	-44,464	-831.6%
Total	428,994	553,639	-22.4%	689,361	-37.7%	1,200,913	1,727,893	-30.5%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 10.6% in 3Q13, compared to 13.4% in 2Q13. The consolidated sales speed of launches in the 9M13 reached 41.3%.

Sales of this quarter were impacted by the 2 phased launches of Alphaville projects, in which the distribution of sales throughout the construction phase was already expected, and the contribution of one Gafisa segment launch in the period.

Table 12. Consolidated Sales over Supply (SoS)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa Segment	9.2%	9.8%	-60bps	16.5%	-730bps	21.4%	39.9%	-1850bps
Alphaville Segment	7.9%	15.8%	-790bps	36.4%	-2850bps	25.8%	53.7%	-2790bps
Tenda Segment	17.4%	20.0%	-260bps	3.8%	1360bps	31.4%	-6.2%	-
Total	10.6%	13.4%	-280bps	18.7%	-810bps	24.8%	36.5%	-1170bps

Dissolutions

The Company has achieved a consistent reduction in its dissolution levels (ex-Alphaville) since the end of 2012, with quarterly dissolutions declining approximately 64.0%, from R$573.8 million in 4Q11 to R$206.5 million in 3Q13. The most notable improvement occurred in Tenda, which achieved a 71.5% reduction in dissolutions over this period, due to the implementation of a new business model and a reduction in old projects. The Gafisa segment, in turn, also achieved a substantial reduction, with dissolutions declining 47.0% on a sequential basis.

History of Dissolutions (R$ million)

Of the 1,113 Gafisa segment units that were cancelled and returned to inventory in the 9M13, 38.3% have been resold. For the Tenda brand, 3,331 units were returned to inventory following their cancellation, of which 79.1% have been resold.

Projects & Unit Deliveries

The Company delivered 14 projects encompassing 3,106 units in the third quarter, with 1,477 units stemming from the Gafisa segment, 1,014 from Tenda and the remaining 615 from Alphaville. The delivery date is based on the “Delivery Meeting” that takes place with customers, and not upon the physical completion, which is prior to the delivery meeting. In the 9M13, projects delivered by the Gafisa Group comprised 7,779 units. The 9M13 result equates to 50% of full-year guidance.

Units to be delivered in the 4Q13 are either complete or at final stages of completion, awaiting final documentation.

Additional information concerning projects and units delivered by the Gafisa Group can be found in the appendix to this release.

Inventory

Gafisa Group inventory at market value remained stable at R$3.6 billion at the end of 3Q13. The market value of Gafisa inventory, which represents 51% of total inventory, decreased to R$1.9 billion at the end of the 3Q13, compared to R$2.0 billion at the end of the 2Q13.

The market value of Alphaville inventory was R$1.1 billion at the end of the 3Q13, a 19% increase compared to the 2Q13. Tenda inventory was valued at R$715 million at the end of the 3Q13, compared to R$680 million at the end of the 2Q13. As previously mentioned, third quarter consolidated dissolutions declined sharply, decreasing 23.6% on a sequential basis.

Table 13. Inventory at Market Value (R$000)

	Inventories BoP 2Q13	Launches	Dissolutions	Pre-Sales	Price Adjustment + Other	Inventories EoP 3Q13	% Q-o-Q
Gafisa Segment	2,007,810	107,248	73,046	-262,324	-61,921	1,863,859	-7.2%
Alphaville Segment	886,365	287,455	64,598	-154,725	-26,287	1,057,405	19.3%
Tenda Segment	679,699	103,644	133,471	-283,622	81,595	714,788	5.2%
Total	3,573,874	498,348	271,116	-700,672	-6,614	3,636,052	1.7%

Table 14. Inventories at Market Value - Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 3Q13
Gafisa Segment	46,710	453,658	848,882	188,184	326,425	1,863,859
Alphaville Segment	-	246,707	397,568	247,674	165,456	1,057,405
Tenda Segment	21,626	71,659	171,600	106,623	343,280	714,788
Total	68,336	772,025	1,418,050	542,480	835,161	3,636,052

¹ Note: Inventory at market value includes projects with partners. The figure is not comparable to the accounting inventory due to the new accounting consolidation implemented on behalf of CPCs 18, 19 and 36..

Additional information concerning Gafisa Group inventories can be found in the appendix to this release.

Landbank

Gafisa’s consolidated landbank, with a PSV of approximately R$21.2 billion, is comprised of 140 different projects/phases that are located in core market regions. In line with the Company’s strategy, 37.5% of landbank has been acquired through swaps – which require no cash obligations. During the 9M13, Gafisa expanded its landbank to support future growth plans with acquisitions totaling R$2.6 billion in PSV.

Table 15. Landbank 3Q13

	PSV - R$ mm (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential units (%co)	Potential units (100%)
Gafisa Segment	6,365,518	36.8%	36.1%	0.7%	11.890	13,320
Alphaville Segment	12,783,076	100.0%	-	100.0%	74.288	128,926
Tenda Segment	2,090,375	28.7%	22.9%	5.8%	18.007	18,007
Total	21,238,969	37.5%	35.8%	1.7%	104.186	160,252

The table below summarizes changes in the Company’s landbank during the 3Q13.

Table 16. Changes in Landbank – 3Q13

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
Gafisa Segment	6,102,340	398,063	107,248	-27,637	6,365,518
Alphaville Segment	12,560,960	697,771	287,455	-188,200	12,783,075
Tenda Segment	1,874,958	189,456	103,644	129,605	2,090,375
Total	20,538,258	1,285,290	498,348	-86,232	21,238,968

Consolidated Financial Results

Third quarter Alphaville results continue to be classified as "Assets/Liabilities Available for Sale", and the reported consolidation reflects 100% of the financial results of Alphaville.

Revenues

On a consolidated basis, 3Q13 net revenues totaled R$628.0 million, in line with the 2Q13 and a decrease of 15.5% compared with the 3Q12. The result reflects the contribution of revenues from the delivery of Tenda legacy projects. New launches are still in the final stages of revenues.

During the 3Q13, the Gafisa segment accounted for 68.8% of net revenues, while Tenda comprised the remaining 31.2%. The below table presents detailed information on the makeup of revenues:

Table 17. Gafisa + Tenda - Pre-Sales (Dissolutions) and Recognized Revenues, by Launch Year (R$000)

		3Q13				3Q12
	Launch Year	Pre-Sales	% Sales	Revenues	% Rev	Pre-Sales	% Sales	Revenues	% Rev
Gafisa	Launches 2013	36,885	19.5%	21,782	5.0%	-	-	-	-
	Launches 2012	40,995	21.7%	100,993	23.4%	179,161	54.6%	59,734	13.7%
	Launches 2011	39,674	21.0%	221,471	51.2%	60,639	18.5%	82,117	18.9%
	Launches ≤ 2010	71,162	37.7%	61,407	14.2%	88,191	26.9%	251,544	57.7%
	Landbank	-	-	26,600	6.2%	-	-	42,214	9.7%
	Total Gafisa	188,716	100.0%	432,252	100.0%	327,990	100.0%	435,609	100.0%
Tenda	Launches 2013	74,307	49.5%	15,801	8.1%	-	-	-	-
	Launches 2012	-	-	-	-	-	-	-	-
	Launches 2011	10,575	7.0%	16,383	8.4%	-10,819	-36.0%	13,250	4.3%
	Launches ≤ 2010	65,268	43.5%	152,222	77.7%	40,869	136.0%	276,805	89.9%
	Landbank	-	-	11,389	5.8%	-	-	17,789	5.8%
	Total Tenda	150,151	100.0%	195,794	100.0%	30,050	100.0%	307,844	100.0%
Consolidated	Launches 2013	111,193	32.8%	37,582	6.0%	-	0.0%	-	-
	Launches 2012	40,995	12.1%	100,993	16.1%	179,161	50.0%	59,734	8.0%
	Launches 2011	50,249	14.8%	237,854	37.9%	49,820	13.9%	95,368	12.8%
	Launches ≤ 2010	136,430	40.3%	213,629	34.0%	129,060	36.0%	528,350	71.1%
	Landbank	-	0.0%	37,988	6.0%	-	0.0%	60,003	8.1%
Total	Total Gafisa Group	338,867	100.0%	628,047	100.0%	358,041	100.0%	743,454	100.0%

Additional information on the composition of Gafisa Group revenues can be found in the appendix to this earnings release.

Gross Profit

Gross profit for the period was R$173.5 million, compared with R$143.8 million registered in 2Q13 and a 10.8% rise y-o-y. from the R$156.6 million of the 3Q12. Gross margin in the quarter reached 27.6%, increase of 5 percentage points from the previous quarter.  Still, the gross margin is improving as Gafisa and Tenda segment legacy projects are replaced by projects launched in core markets containing higher margins. The increased contribution of more profitable projects to consolidated results can be observed throughout 2013. In addition, other factors contributed to the margin improvement, such as the effect of the National Index of Construction Costs (INCC) variation in May and the sale of landbank at Gafisa.

Table 18. Gafisa + Tenda - Gross Margin (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gross Profit	173,503	143,798	20.7%	156,638	10.8%	395,446	436,824	-9.5%
Gross Margin	27.6%	22.4%	519 bps	21.1%	656 bps	22.3%	19.5%	274 bps

Additional information regarding the breakdown of the Gafisa Group gross margin can be found in the appendix to this earnings release.

Selling, General and  Administrative Expenses (SG&A)

SG&A expenses totaled R$101.3 million in the 3Q13, a 12.6% decrease compared with the R$115.9 reported in 3Q12 and a 7.9% sequential reduction. The improvement primarily reflects reduced selling expenses, which amounted to R$46.1 million, representing a 23.6% decrease versus 2Q13. General and administrative expenses decreased by 8.2% compared to 3Q12, but rose 11.2% compared with the 2Q13.

Table 19. Gafisa + Tenda - SG&A Expenses (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Selling Expenses	46,165	60,407	-23.6%	55,888	-17.4%	161,792	160,748	0.6%
General & Administ. Expenses	55,155	49,599	11.2%	60,105	-8.2%	157,759	179,835	-12.3%
Total SG&A Expenses	101,320	110,006	-7.9%	115,993	-12.6%	319,551	340,583	-6.2%
Launches	498,348	461,043	8.1%	451,943	10.3%	1,266,943	1,462,201	-13.4%
Net Pre-Sales	429,556	553,639	-22.4%	689,361	-37.7%	1,201,476	1,727,893	-30.5%
Net Revenue	628,047	640,864	-2.0%	743,453	-15.5%	1,776,461	2,237,336	-20.6%

The Company is focused on the stabilization of SG&A and given the impending completion of the turnaround cycle, continues to seek out efficiency improvements so as to reduce costs and improve productivity.

Table 20. Gafisa + Tenda - SG&A / Launches (%)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Sales / Launches	9.3%	13.1%	-384 bps	12.4%	-310 bps	12.8%	11.0%	178 bps
G&A / Launches	11.1%	10.8%	31 bps	13.3%	-223 bps	12.5%	12.3%	15 bps
Total SG&A / Launches	20.3%	23.9%	-353 bps	25.7%	-533 bps	25.2%	23.3%	193 bps

Table 21. Gafisa + Tenda - SG&A / Pre-Sales (%)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Sales / Pre-Sales	10.7%	10.9%	-16 bps	8.1%	264 bps	13.5%	9.3%	416 bps
G&A / Pre-Sales	12.8%	9.0%	388 bps	8.7%	412 bps	13.1%	10.4%	272 bps
Total SG&A/ Pre-Sales	23.6%	19.9%	372 bps	16.8%	676 bps	26.6%	19.7%	689 bps

Table 22. Gafisa + Tenda - SG&A / Net Revenue (%)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Sales / Net Revenue	7.4%	9.4%	-208 bps	7.5%	-17 bps	9.1%	7.2%	192 bps
G&A / Net Revenue	8.8%	7.7%	104 bps	8.1%	70 bps	8.9%	8.0%	84 bps
Total SG&A/ Net Revenue	16.1%	17.2%	-103 bps	15.6%	53 bps	18.0%	15.2%	277 bps

Additional information on Gafisa Group Selling, General and Administrative Expenses can be found in the appendix to this earnings release.

Management & Board Compensation

In the period ended September 30, 2013 and 2012, the amounts related to management compensation are stated as follows:

Table 23. Management Compensation Gafisa + Tenda (R$000)

09/30/2013	Board of Directors	Executive Officers	Fiscal Council
Number of members	9	8	3
Fixed annual compensation	1,420	3,791	120
Salaries	1,389	3,510	120
Direct and indirect benefits	31	218	-
Monthly compensation	158	421	13
Total compensation	1,420	3,791	120
Profit sharing	-	6,469	-

30/09/2012	Board of Directors	Executive Officers	Fiscal Council
Number of members	9	7,6	3
Fixed annual compensation	1,312	3,522	104
Salaries	1,309	3,320	104
Direct and indirect benefits	3	202	-
Monthly compensation	146	391	11
Total compensation	1,312	3,522	104
Profit sharing	-	7,350	-

Table 24. Profit Sharing

	30/09/2013	30/09/2012
Executive Officers	6,469	7,350
Other employees	19,767	35,556
Operations available for sale	-	(12,156)
Total	26,236	30,750

Consolidated Adjusted EBITDA

Adjusted EBITDA totaled R$140.1 million in the 3Q13, a 49.1% increase compared to the R$93.9 million of the 2Q13. During the 3Q13, the adjusted EBITDA margin reached 22.3%, compared to 14.7% in 2Q13 and 20.5% in 3Q12.

Gafisa Group presented a substantial increase in its Adjusted EBITDA (+49.2%) with an Adjusted EBITDA Margin of 22.3%,  reflecting an 8.6% decrease in operating costs that came despite a slight decrease in net revenues in  3Q13. Additionally, reduced SG&A (which was R$8.7 million and R$14.7 million lower than 2Q13 and 3Q12, respectively) also benefited results.

Table 25. Gafisa + Tenda + Alphaville - Consolidated Adjusted EBITDA (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Income (Loss)	15,777	(14,144)	-211.5%	4,841	225.9%	(53,839)	(25,628)	110.1%
(+) Financial results	48,486	33,662	44.0%	49,124	-1.3%	131,313	145,578	-9.8%
(+) Income taxes	7,019	6,992	0.4%	7,346	-4.5%	20,448	25,395	-19.5%
(+) Depreciation & Amortization	18,142	11,022	64.6%	17,317	4.8%	38,573	45,482	-15.2%
(+) Capitalized interests	42,570	36,174	17.7%	51,704	-17.7%	112,336	129,170	-13.0%
(+) Expenses w/ stock options	4,170	4,884	-14.6%	3,085	35.2%	13,715	14,798	-7.3%
(+) Minority shareholders	3,838	15,331	-75.0%	19,053	-79.9%	29,144	33,665	-13.4%
Adjusted EBITDA	139,997	93,921	49.2%	152,470	-8.2%	291,689	368,461	-20.8%
Net Revenue	628,047	640,864	-2.0%	743,453	-15.5%	1,776,461	2,237,336	-20.6%
Adjusted EBITDA Margin	22,3%	14,7%	766 bps	20,5%	178 bps	16,4%	16,5%	-4 bps
(-) Alphaville Result classified as available for sale	(46,993)	(42,473)	10.6%	(71,973)	-34.7%	(127,758)	(133,024)	-4.0%

EBITDA adjusted by expenses associated with stock option plans, as this is an entry, non-cash expense.

Additional information on the EBITDA for each of the Company’s operating segments can be found in the appendix to this earnings release.

Depreciation and Amortization

Depreciation and amortization in the 3Q13 reached R$18.1 million, a 4.8% increase when compared to the 3Q12.

Financial Results

Net financial expenses totaled R$48.5 million in 3Q13, in line with the negative net result of R$49.1 million in 3Q12. Financial revenues totaled R$17.0 million, a 51.4% y-o-y increase compared to the R$11.2 million recorded in 3Q12 and the R$16.7 million reached in 2Q13, due to the higher average CDI rate in the period. Financial expenses reached R$65.5 million, compared to R$60.3 million in 2Q13 and R$50.4 million in 3Q12, due to the higher average CDI rate in the period coupled with the effect of mark-to-market adjustments.

Taxes

Income taxes, social contribution and deferred taxes for 3Q13 amounted to R$7.0 million, broadly in line with the 2Q13 result of $6.9 million and R$7.3 million posted in the 3Q12.

Adjusted Net Income

Gafisa Group ended the 3Q13 with net income of R$15.8 million, reversing a loss of R$14.1 million recorded in 2Q13. Despite the reduction in the level of the Company's revenues, net income benefited from a reduction in costs and expenses. The anticipated nonrecurring after-tax gain on the sale of Alphaville is not reflected in consolidated earnings.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$624.3 million in the 3Q13. The consolidated margin for the quarter was 32.9%, in line with the result posted in 2Q13. The table below shows the backlog margin by segment:

Table 26. Results to be recognized (REF) by company (R$000)

	Gafisa	Tenda	Gafisa Group (Gafisa + Tenda)	Alphaville
Revenues to be recognized	1,625,581	274,642	1,900,224	805,518
Costs to be recognized (units sold)	-1,064,057	-211,853	-1,275,911	-389,582
Results to be Recognized	561,524	62,789	624,313	415,935
Backlog Margin	34.5%	22.9%	32.9%	51.6%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the PVA (Present Value Adjustment) method introduced by Law nº 11,638

The amounts include projects still under suspension clause.

Table 27. Gafisa Group (Gafisa + Tenda) - Results to be recognized (REF)  (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Revenues to be recognized	1,900,224	2,148,090	-11.5%	3,702,549	-48.7%	1,900,224	3,702,549	-48.7%
Costs to be recognized (units sold)	-1,275,911	-1,439,456	-11.4%	-2,390,611	-46.6%	-1,275,911	-2,390,611	-46.6%
Results to be Recognized	624,313	708,634	-11.9%	1,311,938	-52.4%	624,313	1,311,938	-52.4%
Backlog Margin	32.9%	33.0%	-13 bps	35.4%	-258 bps	32.9%	35.4%	-258 bps

Note: It is included in the gross profit margin and not included in the backlog margin: Present Value Adjustment (PVA) on receivables, revenue related to swaps, revenue and cost of services rendered, PVA over property (land)  debt , cost of swaps and provision for guarantees.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Segment Launches

Third-quarter launches reached R$107.2 million and comprised 1 project/phase in the city of São Paulo. The result represents a 6.2% y-o-y decline from the R$114.3 million in 3Q12 and a reduction of 50.3% when compared to the 2Q13. Launches in the 9M13 reached R$406.2 million, a 48.9% decrease versus the same period of the previous year.

Delays in obtaining certain licenses and approvals for projects in the Gafisa segment in the city of São Paulo resulted in some launches being moved to the fourth quarter.

Gafisa Launches by Region (% and in R$ million)

Additional information on Gafisa segment launches can be found in the appendix to this earnings release.

Gafisa Segment Pre-Sales

Third-quarter gross pre-sales totaled R$261.7 million, a 26.0% decrease compared to 2Q13. Net pre-sales reached R$189.3 million in 3Q13, a 12.7% decrease compared to 2Q13 and 42.3% decline y-o-y. Sales from launches during the year represented 32.3% of the total, while sales from inventory comprised the remaining 67.7%. In the 3Q13, sales speed was 9.2%, compared to 9.8% in 2Q13, and 16.5% in 3Q12. The sales speed of Gafisa segment launches was 40.4% for the year.

The volume of dissolutions in the 3Q13 was R$73.0 million, a 46.9% decrease relative to the 2Q13. Of the 1,113 Gafisa segment units cancelled and returned to inventory, 38.3% were resold in the 9M13. In the core markets of Sao Paulo and Rio de Janeiro, 616 units were cancelled, with 49.5% already resold.

Gafisa Segment Pre-Sales by Region (% and in R$ million)

Additional information on Gafisa segment pre-sales can be found in the appendix to this earnings release.

Gafisa Vendas

During the 3Q13, Gafisa Vendas – an independent sales unit of the Company, with operations in Sao Paulo and Rio de Janeiro, focused on selling inventory - was responsible for 55% of gross sales in the period. Gafisa Vendas currently has a team of 600 highly trained, dedicated consultants, combined with an online sales force.

Gafisa Segment Delivered Projects

During the 9M13, Gafisa delivered 15 projects/phases and 3,205 units, reaching 75% of the mid-range of full-year guidance of 3,500 to 5,000 units for the brand.

Table 28 - Gafisa Segment Delivered Projects and Transfers Completed for the Period

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
PSV Transferred [1]	243,274	208,467	16.7%	285,344	-14.7%	678,010	793,556	-14.6%
Delivered Projects	6	9	-	4	-	16	27	-
Delivered Units Entregues	1,477	1,642	-10.0%	709	108.3%	3,205	4,735	-32.3%
Delivered PSV [2]	373,144	436,038	-14.4%	366,432	1.8%	848,178	1,650,029	-48.6%

Note: 1– PSV refers to potential sales value of the units transferred to financial institutions. 2– PSV refers to potential sales value of delivered units.

Additional information of Gafisa segment delivered projects can be found in the appendix to this earnings release.

Gafisa Segment Landbank

Gafisa segment landbank, with a PSV of approximately R$6.4 billion, is comprised of 76 different projects/phases located exclusively  in core markets. Amounting to nearly 12 thousand units, 76% are located in São Paulo and 24% in Rio de Janeiro. In line with the Company’s strategy, 36.8% of the landbank was acquired through swaps, which do not require cash obligations. During the 9M13, Gafisa expanded its landbank to support future lauching projections with acquisitions totaling R$1.0 billion in PSV.

Table 29 – Gafisa Segment Landbank – 3Q13

	PSV - R$000 (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% co)	Potential Units (100%)
São Paulo	4,858,171	26.6%	25.6%	0.9%	9,988	11,414
Rio de Janeiro	1,507,347	68.3%	68.3%	-	1,903	1,906
Total	6,365,518	36.8%	36.1%	0.7%	11,890	13,320

Inventory

The Company maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 67.7% of total sales in the 9M13. The market value of Gafisa segment inventory was stable at R$1.9 billion at the end of the 3Q13. The inventory of finished units outside core markets was R$320.8 million or 17% of the total. In the same period, inventory of finished units comprised R$326.4 million, or 17% of the total inventory. Of this amount, inventory from projects launched outside core markets totaled R$320.8 million.

Table 30. Inventory at Market Value 3Q13 x 2Q13 (R$000) – Gafisa Segment  by Region

	Inventories BoP[1] 2Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories EoP[2] 3Q13	% Q-o-Q3
São Paulo	1,289,709	107,248	35,839	-189,508	-79,838	1,163,449	-9.8%
Rio de Janeiro	392,563	-	10,844	-31,685	7,884	379,607	-3.3%
Other	325,537	-	29,363	-40,569	9,471	320,803	-1.5%
Total Gafisa	2,007,810	107,248	73,046	-261,762	-62,483	1,863,859	-7.2%

Not initiated		Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 3Q13
Gafisa	46,710	453,658	848,882	188,184	326,425	1,863,859

 Note: 1) BoP beginning of period – 2Q13. 2) EoP end of period – 3Q13.  3) % Change 3Q13 versus 2Q13. 4)  3Q13 sales speed. 5) projects cancelled during the period.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$100,000 and R$250,000.

Tenda Segment Launches

Having achieved control of both the operational and financial cycle, the Tenda brand resumed launches in 1H13. Third-quarter launches totaled R$103.6 million and included 3 projects/phases. In the 9M13, Tenda launched R$250.4 million. The brand accounted for 20.8% of 3Q13 consolidated launches and 19.7% in the 9M13.

Tenda Launches by  Region (% and in R$ million)

In the appendix to this release, you will find more information about the Tenda segment launches.

Tenda Segment Pre-Sales

During the 3Q13, net pre-sales totaled R$150.1 million. Sales from units launched during the 9M13 represented 43.7% of total contracted sales. Sales from inventory accounted for the remaining 56.3%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent upon the ability to pass mortgages onto financial institutions. Of the 9M13 launches totaling R$250.4 million, all were launched within the confines of Tenda’s new business model. Sales of R$142.8 million were registered (57.0% of total), of which R$79.1 million were already transferred. That accounts for 464 units transferred to financial institutions in the 3Q13 and 717 mortgage transfers in the 9M13.

In the 3Q13, sales speed (sales over supply) was 17.4%, compared to 20.0% in the 2Q13.

Tenda is focused on the completion and delivery of its legacy projects, and is dissolving contracts with ineligible clients, so as to resell these units to qualified customers. Of the 3,331 Tenda units that were cancelled and returned to inventory in the 9M13, 79.1% were resold to qualified customers in the same period.

Table 31. Pre-Sales (Net of Dissolutions) by Market Region - Tenda Segment  (R$000)

		1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
Tenda	São Paulo	-47,561	2,852	-8,111	-6,148	13,013	43,569	33,281
	(%)	52.7%	17.8%	-27.0%	20.3%	191.2%	25.7%	22.2%
	Rio de Janeiro	-190	10,628	11,481	15,605	16,607	32,444	12,469
	(%)	0.2%	67.5%	38.3%	-52.0%	245.6%	19.1%	8.3%
	Minas Gerais	-32,805	-30,185	-13,077	-22,121	-15,491	11,714	8,036
	(%)	36.3%	-192.4%	-43.7%	75.0%	-227.9%	6.9%	5.3%
	Northeast	-20,629	10,150	17,384	13,219	10,214	23,253	36,126
	(%)	22.8%	64.3%	58.0%	-44.0%	150.0%	13.7%	24.1%
	Other	10,743	22,283	22,373	-30,208	-17,561	58,862	60,239
	(%)	-11.8%	143.0%	74.7%	100.7%	-258.8%	34.7%	40.1%
	Total (R$)	-90,443	15,728	30,050	-29,653	6,785	169,841	150,151
	(%)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In the appendix to this earnings release, you will find more information on Tenda segment pre-sales.

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Tenda Segment Transfers

In the 3Q13, Tenda transferred 2,571 units to financial institutions, being 464 related to new projects, totaling 9,942 transfers in the 9M13 period, in which 717 are related to Tenda’s new projects.

Table 32 – PSV Transferred - Tenda (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
New Projects	52,466	26,608	97.2%	-	-	79,074	-	-
Legacy Projects	230,613	249,699	-7.6%	295,010	-21.8%	480,313	868,008	-44.7%
PSV Transferred[1]	283,079	276,308	2.5%	295,010	-4.0%	559,387	868,008	-35.6%

Note: 1- PSV refers to potential sales value of units transferred to financial institutions.

Tenda Segment Delivered Projects

During the 9M13, Tenda delivered 25 projects/phases and 3,540 units, representing 51% of the mid-range of full-year delivery guidance of 6,500 to 7,500 units for the brand.

Additional information about Tenda segment delivered projects can be found in the appendix to this release.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$2.1 billion, is comprised of 51 different projects/phases located in core markets. 11% are located in São Paulo, 14% in Rio de Janeiro, 11% in Minas Gerais and the remaining in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 18 thousand units. During the 9M13, Tenda expanded its landbank to support future launches with acquisitions totaling R$199.6 million in PSV, which were concentrated in the Company’s core markets.

Table 33. Landbank - Tenda Segment  - 3Q13

	PSV - R$ mm (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%co)	Potential Units (100%)
São Paulo	227,992	9.9%	9.9%	-	2,059	2,059
Rio de Janeiro	297,941	-	-	-	2,519	2,519
Northeast	1,337,301	24.9%	19.5%	5.5%	11,579	11,579
Minas Gerais	227,141	75.2%	60.7%	14.5%	1,849	1,849
Total	2,090,375	28.7%	22.9%	5.8%	18,007	18,007

Inventory

Tenda has been achieving satisfactory results on its inventory reduction initiatives, with inventory representing 56.3% of total sales for the 9M13. The market value for Tenda inventory remained stable at R$714.8 million at the end of the third quarter. The legacy projects inventory for the Tenda segment totaled R$592.0 million or XX% of the total. In the same period, inventory of units within the Minha Casa, Minha Vida program comprised R$426.2 million, or 61% of the total inventory, while the proportion outside the program declined from 45% in 2Q13 to 39% in 3Q13.

Table 34. Inventory at Market Value 3Q13 x 2Q13 (R$000) – Tenda Segment  by Region

	Inventories IP1 2Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories FP2 3Q13	% Q-o-Q3
São Paulo	133,639	65,732	26,447	-59,727	4,468	161,622	20.9%
Rio de Janeiro	89,356	-	18,291	-30,760	9,856	86,743	-2.9%
Minas Gerais	70,740	-	29,680	-37,716	4,543	67,247	-4.9%
Northeast	86,101	37,912	12,189	-48,315	6,081	93,968	9.1%
Other	299,864	-	46,864	-107,103	65,582	305,207	1.8%
Total Tenda	679,699	103,644	133,471	-283,622	81,595	714,788	5.2%
MCMV	371,390	103,644	75,333	-194,548	80,391	436,210	17.5%
Out of MCMV	308,309	-	58,138	-89,074	1,204	278,577	-9.6%

 Note: 1) BoP beginning of period – 2Q13. 2) EoP end of period – 3Q13.  3) % Change 3Q13 versus 2Q13. 4)  3Q13 sales speed. 5) projects cancelled during the period.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130.000 and R$R$500.000, and is present in 68 cities across 23 states and in the Federal District.

Alphaville Segment Launches

Third-quarter launches totaled R$287.4 million, a 35.5% increase compared to 2Q13 and 14.9% decrease versus the year-ago period. Launch volumes included 3 projects/phases across 2 states. The segment accounted for 48.2% of 9M13 consolidated launches, slightly up from the 45.6% a year ago. The approval term of certain allotments was longer than planned, which also led to a concentration of launches in the last quarter of the year.

Additional information on Alphaville segment launches can be found in the appendix to this earnings release.

Alphaville Pre-Sales

Third-quarter net pre-sales reached R$90.1 million, a 46.0% decrease compared to the 2Q13 and 72.8% decline y-o-y. During the 9M13, the residential lots segment’s share of consolidated pre-sales reached 30.6%, versus 38.9% in the same period of last year. In the 3Q13, sales speed (sales over supply) was 7.9%, compared to 15.8% in the 2Q13. 9M13 sales speed from launches was 36.5%. Sales from launches represented 55.5% of total sales in the quarter. A portion of sales from Alphaville launches occurring towards the end of the 3Q13 were registered in early October.

Additional information on Alphaville segment pre-sales can be found in the appendix to this earnings release.

Alphaville Segment Delivered Projects

During the 9M13, Alphaville delivered 2 projects/phases and 1,034 units, reaching 24.3% of the mid-range of full-year guidance of 3,500 to 5,000 units for the brand.

Additional information on Alphaville segment delivered projects can be found in the appendix to this earnings release.

Alphavile Segment Landbank and Inventory 3Q13

The table below presents more detail on the breakdown of Alphaville’s landbank and also inventory at market value in the 3Q13:

Table 35 – Alphaville Segment Landbank - 3Q13

	PSV - R$ mm (% Alphaville)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%co)	Potential Units (100%)
São Paulo	2,075,922	100%	-	100%	12,452	22,323
Rio de Janeiro	1,031,652	100%	-	100%	5,664	11,061
Other	9,675,501	100%	-	100%	74,288	95,542
Total	12,783,076	100%	-	100%	74,288	128,926

Table 36. Inventory at Market Value 3Q13 x 2Q13 (R$000)

Inventories IP1 2Q13		Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories FP2 3Q13	% T/T3
Total Alphaville	886,365	287,455	64,598	-154,725	-26,287	1,057,405	19.3%
≤ R$200K;	347,554	67,408	20,839	-72,956	-3,125	359,720	3.5%
> R$200K; ≤ R$500K	346,664	220,048	35,865	-70,106	-42,370	490,100	41.4%
> R$500K	192,147	-	7,894	-11,663	19,208	207,585	8.0%

 Note: 1) BoP beginning of period – 2Q13. 2) EoP end of period – 3Q13.  3) % Change 3Q13 versus 2Q13. 4)  3Q13 sales speed. 5) projects cancelled during the period.

BALANCE SHEET

Cash and Cash Equivalents

On September 30, 2013, cash and cash equivalents, and securities, totaled R$781.6 million, impacted by the acquisition of the remaining 20% stake in Alphaville.

Accounts Receivable

At the end of the 3Q13, total consolidated accounts receivable decreased 26.6% y-o-y to R$4.3 billion, and was 7.0% below the R$4.7 billion recorded in the 2Q13.

Currently, Gafisa and Alphaville segments have approximately R$450 million in accounts receivable from finished units.

Table 37. Total receivables (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12 Pro Forma IFRS	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	1,972,210	2,229,465	-11.5%	3,548,789	-44.4%
Receivables from PoC – ST (on balance sheet)	2,103,130	2,184,064	-3.7%	2,766,247	-24.0%
Receivables from PoC – LT (on balance sheet)	301,570	286,913	5.1%	1,130,836	-73.3%
Total	4,376,910	4,700,442	-6.9%	7,445,872	-41.2%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP

Liquidity

In the third quarter, the Company’s level of indebtedness and leverage was temporarily impacted by the settlement of the purchase of the outstanding (20%) shares of Alphaville. Following is a brief explanation about the impacts:

Table 38. Impact Acquisition of 20% Stake in Alphaville

	3Q13	2Q13	Change (R$)	Impact Acquisition 20%
Minority Shareholders	50,834	169,132	-118,298	-120,051
Shareholder’s Equity	2,216,828	2,449,326	-232,498	-252,449
Shareholder’s Equity + Minority	2,267,662	2,618,458	-350,796	-372,500
Cash and Cash Equivalents	781,606	1,101,160	-319,554	-366,662
Total Debt + Investor Obligations	3,639,701	3,620,379	19,322	-
Net Debt	2,858,095	2,519,219	338,876	-
(Net Debt) / (Shareholder’s Equity)	126.0%	96.2%	2998 bps	-

The acquisition of the remaining stake (20%) of Alphaville eventually impacted the level of indebtedness of the Company and hence its leverage ratio. The transaction was financed through the partial use of the Company's cash and by funding R$250.0 million in June, or the 2Q13. The total disbursement was made in July (3Q13) in the amount of R$366.6 million.

As a result of the acquisition, the Minority Shareholders line was reduced by R$120.1 million, related to the 20% stake in Alphaville recognized as Asset Available for Sale. This change has led to the first impact on the Company's shareholder’s equity. The recognition of goodwill amounting to R$252.4 million resulted in a further reduction of the Company's shareholder’s equity, which went from R$2.618 billion in the last quarter to R$2.268 billion in the 3Q13, a 13.4% decrease. Such goodwill will be reversed by the time of the settlement of the sale of the 70% stake in Alphaville.

During these transitory adjustments, the Company saw its net debt/equity ratio reach 126.0%, compared to 96.2% in the previous quarter. Excluding Project Finance, this net debt/equity ratio reached 44.7% versus 27.5% in the previous period.

In addition, it should be noted that at the time of settlement of the Alphaville transaction, the Company’s expected leverage ratio (Net Debt / Equity) is estimated to reach around 55%.

Further detail about the Company's indebtedness structure after the transient effects of the acquisition of the remaining stake of Alphaville is noted below.

Net debt totaled R$2.8 billion at the end of 3Q12, a slight increase of 3.7% over the previous year. Currently, the Company has access to a total of R$1.6 billion in construction finance lines contracted with banks and R$665 million in lines in the process of being approved. Also, Gafisa has R$2.4 billion available in construction finance lines of credit for future developments.

Cash generation is a highlight of the third quarter. Gafisa Group’s cash generation was around R$32.1 million, compared to cash burn of R$27.6 million in the 2Q13. Operational cash flow was positive at R$194.5 million in the 3Q13, totaling R$423.4 million in the 9M13. These figures take into consideration the classification of Alphaville as an asset available for sale.

Table 39. Cash Generation YTD

	4Q12	1Q13	2Q13	3Q13
Availabilities	1,248,231	1,146,176	1,101,160	781,606
Change in Availabilities		(102,055)	(45,016)	(319,555)
Total Investments	-	-	35,634	370,998
Alphaville Acquisition	-	-	-	366,662
Share buyback	-	-	35,634	4,336
Change in Cash Ex-Investments	-	(102,055)	(9,382)	51,443
Total Debt + Investor Obligations	3,618,845	3,602,105	3,620,378	3,639,707
Change in Total Debt + Investor Obligations	-	(16,740)	18,273	19,329
Cash Generation in the period	-	(85,315)	(27,655)	32,114
Cash Generation YTD	-	(85,315)	(112,970)	(80,855)

Table 40. Debt and Investor Obligations

	Ex - Alphaville
Type of obligation (R$000)	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)
Debentures - FGTS (A)	1,089,263	1,062,142	2.6%	1,241,860	-12.3%
Debentures - Working Capital (B)	710,069	697,527	1.8%	581,514	22.1%
Project Financing SFH – (C)	756,173	736,328	2.7%	644,975	17.2%
Working Capital (D)	954,449	996,543	-4.2%	1,098,974	-9.3%
Total (A)+(B)+(C)+(D) = (E)	3,509,954	3,492,540	0.5%	3,567,323	-1.6%
Investor Obligations (F)	129,747	127,839	1.5%	324,198	-60.0%
Total debt (E) + (F) = (G)	3,639,701	3,620,379	0.5%	3,891,521	-6.5%
Cash and availabilities (H)	781,606	1,101,160	-29.0%	1,135,126	-31.1%
Net debt (G)-(H) = (I)	2,858,095	2,519,219	13.5%	2,756,395	3.7%
Equity + Minority Shareholders (J)	2,267,662	2,618,458	-13.4%	2,773,947	-18.3%
ND/Equity (I)/(J) = (K)	126.0%	96.2%	2983 bps	99.4%	2667 bps
ND Exc. Proj Fin / Equity (I)-((A)+(C)/(J) = (L)	44.7%	27.5%	1713 bps	31.3%	1331 bps

The Gafisa Group ended the third quarter with R$1.1 billion of total debt due in the short term. It should be noted, however, that 51% of this amount relates to debt linked to the Company's projects.

 Table 41 - Debt Maturity

(R$000)	Average cost (pa.)	Total	Until Sep/14	Until Sep/15	Until Sep/16	Until Sep/17	After Sep/18
Debentures - FGTS (A)	TR + (9.33% - 10.17%)	1,089,263	264,375	299,888	250,000	175,000	100,000
Debentures - Working Capital (B)	CDI+(1.50% -1.95%)/IPCA+7.96%/120%CDI	710,069	159,837	392,267	149,958	8,007	-
Project Financing SFH – (C)	TR+(.,30%-11.00%)	756,173	221,570	368,165	110,942	51,667	3,829
Working Capital (D)	CDI + (0.82-2.20%)/114-125%CDI	954,449	404,038	284,236	186,508	79,667	-
Total (A)+(B)+(C)+(D) = (E)		3,509,954	1,049,820	1,344,556	697,408	314,341	103,829
Investor Obligations (F)	CDI + (0.235% - 1.00%) / IGPM +7.25%	129,747	115,305	7,297	4,865	2,280	-
Total debt (E) + (F) = (G)		3,639,701	1,165,125	1,351,853	702,273	316,621	103,829
% Maturity total per period			32%	37%	19%	9%	3%
Volume of maturity of Project finance as % of total debt ((A)+(C))/(G) +		50.7%	50.7%	41.7%	49.4%	51.4%	71.6%
Volume of maturity of Corporate debt as % of total debt ((B)+(D)+(F))/(G)		49.3%	49.3%	58.3%	50.6%	48.6%	28.4%

Additional information on the Company’s consolidated indebtedness can be found in the appendix to this earnings release.

OUTLOOK

Third-quarter launches totaled R$498.3 million, an 8.1% sequential increase and a 10.3% rise versus the 3Q12. For the 9M13 period, total launches were R$1.3 billion, a 13.4% decrease compared to the same period last year. This result was impacted by delays in receiving certain licenses and approvals for the Gafisa segment in the city of São Paulo and also for the Alphaville segment, resulting in some projects being moved to 4Q13.  Launch volume represents 42% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion. The above mentioned movement will result in a concentration in launches in the 4Q13.

Table 42. Launch Guidance – (2013 Estimates)

	Guidance (2013E)	Actual Figures 9M13A	9M13A as % Guidance for 2013E
Consolidated Launches	R$2.7 – R$3.3 bi	1.3	42%
Breakdown by Brand
Gafisa Launches	R$1.15 – R$1.35bi	406.2	32%
Alphaville Launches	R$1.3 – R$1.5bi	610.4	44%
Tenda Launches	R$250 – R$450mn	250.4	72%

The Company expects an adjusted EBITDA margin in the range of 12% - 14% in 2013, as margins continue to be impacted by (1) the resolution of Tenda legacy projects, including the delivery of around 7,000 units in 2013, and (2) the delivery of lower margin projects launched by Gafisa in non-core markets, expected to be substantially concluded in 2013.

Table 43. Guidance Adjusted EBITDA Margin – (2013 Estimates)

	Guidance (2013)	Actual Figures 9M13A	9M13A as % Guidance for 2013E
Consolidated Data	12% - 14%	14%	NA
EBITDA by Brand
EBITDA Gafisa			-
EBITDA Alphaville			-
EBITDA Tenda			-

The EBITDA margin presented in the guidance and for the 9M13 in this table is fro forma, and excludes the IFRS adjustments.

Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda segment and the remaining 27% by Alphaville. The Company expects to achieve full-year delivery guidance, in line with an anticipated increase in deliveries in the coming quarters.

Table 44. Other Relevant Indicators – Delivery Estimates (2013E)

	Guidance (2013E)	Actual Figures 9M13A	9M13A as % Guidance for 2013E
Consolidated Amounts	13,500 – 17,500	7,779	50%
Deliveries by Brand
# Gafisa Delivery	3,500 – 5,000	3,205	75%
# Alphaville Delivery	3,500 – 5,000	1,034	24%
# Tenda Delivery	6,500 – 7,500	3,540	51%

CONSOLIDATED FINANCIAL STATEMENTS

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Operating Revenue	628,047	640,864	-2.0%	743,453	-15.5%	1,776,461	2,237,336	-20.6%
Operating Costs	(454,544)	(497,066)	-8.6%	(586,815)	-22.5%	(1,381,015)	(1,800,512)	-23.3%
Gross profit	173,503	143,798	20.7%	156,638	10.8%	395,446	436,824	-9.5%
Operating Expenses
Selling Expenses	(46,165)	(60,407)	-23.6%	(55,888)	-17.4%	(161,792)	(160,747)	0.7%
General and Adm. Expenses	(55,155)	(49,599)	11.2%	(60,105)	-8.2%	(157,759)	(179,835)	-12.3%
Other Operating Rev/Expenses	(28,117)	(8,914)	215,4%	(34,337)	-18.1%	(43,848)	(68,359)	-35.9%
Depreciation and Amortization	(18,142)	(11,022)	64.6%	(17,317)	4.8%	(38,573)	(45,482)	-15.2%
Equity pick up	2,203	(14,488)	-115.2%	19,400	-88.6%	5,834	63,585	-90.8%
Operating income	28,127	(632)	-	8,391	235.2%	(692)	45,986	-101.5%

Financial Income	16,998	16,757	1.4%	11,229	51.4%	52,686	39,847	32.2%
Financial Expenses	(65,484)	(50,419)	29.9%	-60,353	8.5%	(183,999)	(185,425)	-0.8%

Net Income Before Taxes on Income	(20,359)	(34,294)	-40.6%	(40,733)	-50.0%	(132,005)	(99,592)	32.5%

Deferred Taxes	(2,527)	(1,790)	41.2%	-2,308	9.5%	(6,791)	(8,521)	-20.3%
Income Tax and Social Contribution	(4,492)	(5,202)	-13.6%	-5,038	-10.8%	(13,657)	(16,874)	-19.1%
Net Income After Taxes on Income	(27,378)	(41,286)	-33.7%	(48,079)	-43.1%	(152,453)	(124,987)	22.0%

Profit from Operations Available for Sale	46,993	42,473	10.6%	71,973	-34.7%	127,758	133,024	-4.0%

Minority Shareholders	3,838	15,331	-75.0%	19,053	-79.9%	29,144	33,665	-13.4%

Net Income (Loss)	15,777	(14,144)	-211.5%	4,841	225.9%	(53,839)	(25,628)	110.1%

CONSOLIDATED BALANCE SHEET

	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Current Assets
Cash and cash equivalents	781.606	1.101.160	-29,0%	1.135.126	-31,1%
Receivables from clients	2.103.130	2.184.064	-3,7%	2.766.247	-24,0%
Properties for sale	1.489.538	1.557.079	-4,3%	1.732.702	-14,0%
Other accounts receivable	153.865	186.866	-17,7%	129.597	18,7%
Deferred selling expenses	42.003	47.632	-11,8%	68.708	-38,9%
Prepaid expenses and other	122.168	144.470	-15,4%	180.703	-32,4%
Properties for sale	1.532.226	1.521.277	0,7%	-18	-
Non current assets for sale	2.830	3.133	-9,7%	18.182	-84,4%
	6.227.366	6.745.681	-7,7%	6.031.265	3,3%
Long-term Assets
Receivables from clients	301.570	286.913	5,1%	1.130.836	-73,3%
Properties for sale	656.716	469.644	39,8%	269.935	143,3%
Financial Instruments	- 157	1.756	-108,9%	-	-
Other	288.581	284.060	1,6%	224.850	28,3%
	1.246.710	1.042.373	19,6%	1.625.621	-23,3%
Intangible and Property and Equipment	212.867	149.850	42,1%	278.833	-23,7%
Investments	512.736	554.840	7,6%	596.399	-14,0%

Total Assets	8.199.678	8.492.744	-3,5%	8.532.118	-3,9%

Current Liabilities
Loans and financing	625.608	487.118	28,4%	744.883	-16,0%
Debentures	424.212	385.757	10,0%	465.425	-8,9%
Obligations for purchase of land and advances from clients	445.257	478.054	-6,9%	401.557	10,9%
Materials and service suppliers	98.964	101.194	-2,2%	143.811	-31,2%
Taxes and contributions	159.617	155.716	2,5%	252.143	-36,7%
Obligation for investors	115.304	113.396	1,7%	156.773	-26,5%
Obrigações de ativo destinado à venda	693.160	727.005	-4,7%	-	-
Other	486.374	425.202	14,4%	524.508	-7,3%
	3.048.496	2.873.442	6,1%	2.689.100	13,4%
Long-term Liabilities
Loans and financings	1.085.014	1.245.753	-12,9%	999.066	8,6%
Debentures	1.375.120	1.373.912	0,1%	1.357.949	1,3%
Obligations for purchase of land	107.995	54.728	97,3%	91.183	-18,4%
Deferred taxes	82.393	76.701	7,4%	91.523	-10,0%
Provision for contingencies	135.097	124.081	8,9%	150.927	-10,5%
Obligation for investors	14.443	14.443	0,0%	167.425	-91,4%
Other	83.458	111.226	-25,0%	210.998	-60,4%
	2.883.520	3.000.844	-3,9%	3.069.071	-6,0%
Shareholders' Equity
Shareholders' Equity	2.216.828	2.449.326	-9,5%	2.637.644	-16,0%
Non controlling interests	50.834	169.132	-69,9%	136.303	-62,7%
	2.267.662	2.618.458	-13,4%	2.773.947	-18,3%
Liabilities and Shareholders' Equity	8.199.678	8.492.744	-3,5%	8.532.118	-3,9%

CASH FLOW

	3Q13	3Q12	9M13	9M12
Net Income (Loss) Before Taxes on Income	(20,359)	(40,733)	(132,005)	(99,592)
Expenses (income) not affecting working capital	114,379	74,307	185,778	118,288
Depreciation and amortization	18,142	17,317	38,573	45,482
Impairment allowance	(384)	(19,314)	(802)	(28,699)
Expense with stock option plan	4,170	3,085	13,715	14,798
Penalty fee over delayed projects	10,681	(6,111)	(1,417)	(1,190)
Unrealized interest and charges, net	29,480	47,012	48,904	57,869
Equity pickup	(2,203)	(19,400)	(5,834)	(63,585)
Disposal of fixed asset	14,912	3,923	20,098	8,667
Warranty provision	1,816	8,997	(624)	11,281
Provision for contingencies	32,150	34,333	47,388	67,050
Profit sharing provision	8,808	10,364	26,235	30,750
Allowance (reversal) for doubtful debts	(2,766)	(4,700)	(5,731)	(17,752)
Profit / Loss from financial instruments	(427)	(1,198)	5,273	(6,383)
Clients	(45,143)	(45,561)	51,683	(41,818)
Properties for sale	(96,780)	92,629	(224,683)	435,779
Other receivables	(18,320)	(42,096)	(41,393)	(9,867)
Deferred selling expenses and prepaid expenses	5,630	18,842	19,520	0
Obligations on land purchases and advances from customers	20,470	(14,817)	45,090	(201,012)
Taxes and contributions	4,043	18,882	(13,060)	35,221
Trade accounts payable	(2,229)	(7,934)	11,308	32,826
Salaries, payroll charges and bonus provision	2,417	8,731	(36,909)	6,761
Other accounts payable	84,053	(80,210)	159,289	(171,529)
Current account operations	54,640	7,708	40,943	61,771
Paid taxes	(4,636)	(5,037)	(8,570)	(16,874)
Cash used in operating activities	98,165	(15,288)	46,026	149,954
Purchase of property and equipment and deferred charges	(33,793)	(30,946)	(71,315)	(76,218)
Redemption of securities, restricted securities and loans	1,066,444	1,082,517	3,708,304	2,945,483
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(949,013)	(1,067,585)	(3,399,254)	(2,857,044)
Investments increase	(15,578)	148,166	(19,454)	231,188
Dividends receivables	9,480	-	14,745	-
Acquisition 20% AUSA	(366,662)	-	(366,662)	-
Cash used in investing activities	(289,122)	132,152	(122,671)	243,409
Capital increase	3	0	4,866	2
Contributions from venture partners	1,908	(5,570)	(106,675)	(148,988)
Increase in loans and financing	288,714	143,302	1,237,027	685,128
Repayment of loans and financing	(300,778)	(127,925)	(1,158,400)	(609,724)
Assignment of credit receivables, net	-	-	(39,970)	-
Result of shareholding subscription	-	5	(5,089)	11,920
Operations of mutual	(1,014)	37,416	(12,691)	33,513
Net cash provided by financing activities	(11,167)	47,228	(80,932)	(28,149)
Net increase (decrease) in cash and cash equivalents	(202,124)	164,092	(157,577)	365,214
Cash and cash equivalents
At the beggining of the period	476,749	270,670	432,202	69,548
At the end of the period	274,625	434,762	274,625	434,762
Net increase (decrease) in cash and cash equivalents	(202,124)	164,092	(157,577)	365,214

FINANCIAL STATEMENTS  GAFISA SEGMENT

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Operating Revenue	432,252	374,360	15.5%	435,609	-0.8%	1,173,896	1,362,253	-13.8%
Operating Costs	(266,313)	(250,295)	6.4%	(327,213)	-18.6%	(796,125)	(1,046,864)	-24.0%
Gross profit	165,940	124,065	33.8%	108,396	53.1%	377,772	315,389	19.8%
Operating Expenses
Selling Expenses	(27,287)	(39,437)	-30.8%	(33,149)	-17.7%	(101,166)	(95,004)	6.5%
General and Administrative Expenses	(30,108)	(30,105)	-	(32,115)	-6.2%	(90,586)	(98,173)	-7.7%
Other Operating Revenues / Expenses	(11,880)	(12,650)	-6.1%	(22,316)	-46.8%	(28,225)	(38,553)	-26.8%
Depreciation and Amortization	(15,284)	(8,558)	78.6%	(11,547)	32.4%	(30,328)	(33,563)	-9.6%
Equity pick up	(5,717)	(9,962)	-42.6%	5,705	-200.2%	(16,668)	29,721	-156.1%
Operating results	75,664	23,353	224.0%	14,974	405.3%	110,799	79,817	38.8%

Financial Income	9,594	9,237	3.9%	5,665	69.4%	27,060	16,965	59.5%
Financial Expenses	(51,710)	(44,800)	15.4%	(53,390)	-3.1%	(156,835)	(162,930)	-3.7%

Income Before Taxes on Income	33,548	(12,210)	-374.8%	(32,750)	-202.4%	(18,976)	(66,149)	-71.3%

Deferred Taxes	146	(450)	-132.4%	(4,475)	-103.3%	(318)	(5,810)	-94.5%
Income Tax and Social Contribution	(2,542)	(3,011)	-15.6%	2,787	-191.2%	(8,454)	(7,270)	16.3%

Income After Taxes on Income	31,152	(15,671)	-298.8%	(34,438)	-190.5%	(27,748)	(79,228)	-65.0%

Minority Shareholders	(2,481)	(983)	152.4%	(4,676)	-46.9%	(6,202)	(14,833)	-58.2%

Net Income	33,632	(14,688)	-329.0%	(29,762)	-213.0%	(21,547)	(64,396)	-66.5%

FINANCIAL STATEMENTS  ALPHAVILLE SEGMENT

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Operating Revenue	208,325	233,730	-10.9%	227,095	-8.3%	603,097	504,857	19.5%
Operating Costs	(126,846)	(121,058)	4.8%	(108,044)	17.4%	(328,814)	(232,392)	41.5%
Gross profit	81,479	112,672	-27.7%	119,051	-31.6%	274,283	272,465	0.7%
Operating Expenses
Selling Expenses	(15,591)	(16,452)	-5.2%	(11,454)	36.1%	(47,257)	(37,788)	25.1%
General and Administrative Expenses	(14,634)	(37,692)	-61.2%	(20,768)	-29.5%	(76,270)	(72,739)	4.9%
Other Operating Revenues / Expenses	12,411	(1,243)	-1098.5%	-	0.0%	17,862	-	100.0%
Depreciation and Amortization	(748)	(734)	1.9%	(552)	35.4%	(2,370)	(1,621)	46.2%
Equity pick up	930	(445)	-309.0%	3,202	-71.0%	339	7,361	-95.4%
Operating results	63,847	56,106	13.8%	89,479	-28.6%	166,587	167,677	-0.7%

Financial Income	2,713	3,453	-21.4%	2,827	-4.0%	10,767	8,628	24.8%
Financial Expenses	(8,930)	(10,946)	-18.4%	(10,646)	-16.1%	(31,613)	(28,781)	9.8%

Income Before Taxes on Income	57,630	48,613	18.5%	81,660	-29.4%	145,741	147,525	-1.2%

Deferred Taxes	(4,713)	(7,866)	-40.1%	(6,094)	-22.7%	(616)	(12,006)	-94.9%
Income Tax and Social Contribution	(5,924)	1,727	-443.0%	(3,592)	64.9%	(17,365)	(2,495)	596.0%

Income After Taxes on Income	46,993	42,474	10.6%	71,973	-34.7%	127,760	133,024	-4.0%

Minority Shareholders	3,894	15,918	-75.5%	18,642	-79.1%	29,232	32,385	-9.7%

Net Income	43,099	26,556	62.3%	53,331	-19.2%	98,528	100,638	-2.1%

FINANCIAL STATEMENTS  TENDA SEGMENT

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Operating Revenue	195,794	266,504	-26.5%	307,844	-36.4%	602,563	875,083	-31.1%
Operating Costs	(188,231)	(246,770)	-23.7%	(259,603)	-27.5%	(584,890)	(753,648)	-22.4%
Gross profit	7,563	19,734	-61.7%	48,241	-84.3%	17,673	121,435	-85.4%
Operating Expenses
Selling Expenses	(18,878)	(20,969)	-10.0%	(22,738)	-17.0%	(60,626)	(65,743)	-7.8%
General and Administrative Expenses	(25,047)	(19,494)	28.5%	(27,990)	-10.5%	(67,173)	(81,662)	-17.7%
Other Operating Revenues / Expenses	(16,238)	3,735	-534.7%	(12,023)	35.1%	(15,623)	(29,806)	-47.6%
Depreciation and Amortization	(2,858)	(2,464)	16.0%	(5,770)	-50.5%	(8,245)	(11,919)	-30.8%
Equity pick up	7,920	(4,527)	-274.9%	13,696	-42.2%	22,502	33,864	-33.6%
Operating results	(47,538)	(23,985)	98.2%	(6,584)	622.1%	(111,492)	(33,831)	229.6%

Financial Income	7,404	7,520	-1.5%	5,564	33.1%	25,626	22,882	12.0%
Financial Expenses	(13,774)	(5,619)	145.1%	(6,964)	97.8%	(27,164)	(22,495)	20.8%
Income Before Taxes on Income	(53,908)	(22,084)	144.1%	(7,984)	575.3%	(113,030)	(33,444)	238.0%

Deferred Taxes	(2,672)	(1,341)	99.3%	2,168	-223.3%	(6,472)	(2,711)	138.7%
Income Tax and Social Contribution	(1,950)	(2,191)	-11.0%	(7,826)	-75.1%	(5,203)	(9,604)	-45.8%
Income After Taxes on Income	(58,530)	(25,616)	128.5%	(13,642)	329.1%	(124,705)	(45,759)	172.5%

Participações Minoritárias	2,425	396	512.3%	5,087	-52.3%	6,115	16,112	-62.0%

Net Income (Loss)	(60,954)	(26,012)	134.3%	(18,729)	225.5%	(130,819)	(61,871)	111.4%

Note: The result from asset available for sale relating to the acquisition of the 20% stake in Alphaville in presented at Gafisa Segment.

BALANCE SHEET  GAFISA SEGMENT

	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Current Assets
Cash and cash equivalents	337,984	332,292	1.7%	158,572	113.1%
Receivables from clients	1,409,007	1,383,963	-0.3%	1,488,585	-5.3%
Properties for sale	926,481	972,304	-4.7%	789,596	17.3%
Other accounts receivable	107,503	200,545	-46.4%	117,503	-8.5%
Deferred selling expenses	32,888	37,889	-13.2%	55,215	-40.4%
Prepaid expenses	68	6	1041.4%	931	-92.6%
Land for sale	5,800	5,800	-	75,376	-92.3%
Non current assets for sale	449,151	547,560	-18.0%	-	0.0%
Financial Instruments	2,830	3,133	-9.7%	10,801	-73.8%
	3,271,712	3,483,492	-6.1%	2,696,580	21.3%
Long-term Assets
Receivables from clients	281,191	264,158	6.4%	549,604	-48.8%
Properties for sale	502,000	336,402	49.2%	86,683	479.1%
Financial Instruments	(157)	1,756	-108.9%	-	-
Other	220,514	213,049	3.5%	156,457	40.9%
	1,003,549	815,366	23.1%	792,744	26.6%
Intangible and Property and Equipment	71,111	68,883	3.2%	64,532	10.2%
Investments	2,355,090	2,260,268	4.2%	3,044,573	-22.6%

Total Assets	6,701,462	6,628,008	1.1%	6,598,429	1.6%

Current Liabilities
Loans and financing	515,449	369,563	39.5%	559,658	-7.9%
Debentures	228,417	201,703	13.2%	314,517	-27.4%
Obligations for purchase of land and advances from clients	314,269	376,656	-16.6%	111,332	182.3%
Materials and service suppliers	74,331	73,822	0.7%	81,587	-8.9%
Taxes and contributions	81,916	74,730	9.6%	79,283	3.3%
Obligation for investors	76	110,495	-99.9%	(2,024)	-103.8%
Other	899,907	738,504	21.9%	616,705	45.9%
	2,114,366	1,945,473	8.7%	1,761,059	20.1%
Long-term Liabilities
Loans and financings	943,276	1,074,602	-12.2%	744,854	26.6%
Debentures	826,411	825,687	0.1%	883,072	-6.4%
Obligations for purchase of land	99,604	51,341	94.0%	90,572	10.0%
Deferred taxes	67,424	64,404	4.7%	63,996	5.4%
Provision for contingencies	4,580	68,958	-93.4%	74,696	-93.9%
Obligation for investors	14,443	14,443	-	124,628	-88.4%
Other	138,594	99,263	39.6%	186,255	-25.6%
	2,094,331	2,198,697	-4.7%	2,168,073	-3.4%
Shareholders' Equity
Shareholders' Equity	2,469,276	2,449,326	0.8%	2,637,643	-6.4%
Non controlling interests	23,490	34,512	-31.9%	31,653	-25.8%
	2,492,765	2,483,837	0.4%	2,669,297	-6.6%
Liabilities and Shareholders’Equity	6,701,462	6,628,008	1.1%	6,598,429	1.6%

BALANCE SHEET  TENDA SEGMENT

	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Current Assets
Cash and cash equivalents	443,620	768,869	-42.3%	832,763	-46.7%
Receivables from clients	694,124	800,101	-13.2%	1,066,663	-34.9%
Properties for sale	563,057	594,874	5.3%	727,019	-22.6%
Other accounts receivable	523,815	471,687	11.1%	172,814	203.1%
Deferred selling expenses	-	-	-	203	-100.0%
Prepaid expenses	9,040	9,743	-7.2%	12,359	-26.9%
Land for sale	116,367	128,570	-9.5%	105,327	10.5%
Non current assets for sale	375,216	-	-	-	-
Financial Instruments	-	-	-	-	-
	2,725,241	2,773,844	-1.8%	2,917,149	-6.6%
Long-term Assets
Receivables from clients	20,379	22,755	-10.4%	182,047	-88.8%
Properties for sale	154,715	133,242	16.1%	160,682	-3.7%
Other	82,955	79,662	4.1%	74,674	11.1%
	258,049	235,659	9.50%	417,403	-38.2%
Intangible and Property and Equipment	35,943	37,432	-4.0%	34,021	5.6%
Investments	205,761	204,944	0.4%	137,978	49.1%

Total Assets	3,224,994	3,251,879	-0.8%	3,506,551	-8.0%

Current Liabilities
Loans and financing	110,158	117,555	-6.3%	120,385	-8.5%
Debentures	195,795	184,054	6.4%	150,908	29.7%
Obligations for purchase of land and advances from clients	78,833	101,397	-22.2%	112,264	-29.8%
Materials and service suppliers	24,633	27,372	-10.0%	30,027	-18.0%
Taxes and contributions	77,701	80,986	-4.1%	112,193	-30.7%
Obligation for investors	-	-	-	-	0%
Other	183,319	121,705	50.6%	711,695	-74.2%
	670,439	633,069	5.9%	1,237,473	-45.8%
Long-term Liabilities
Loans and financings	141,738	171,151	-17.2%	474,877	-70.2%
Debentures	548,709	548,224	0.1%	175,391	212.8%
Obligations for purchase of land	8,391	3,388	147.7%	25	-
Deferred taxes	14,969	12,297	21.7%	10,827	38.3%
Provision for contingencies	-	55,123	-100.00%	37,021	-100.0%
Other	121,094	55,153	119.6%	66,554	81.9%
	834,901	845,336	-1.2%	764,696	9.2%
Shareholders' Equity
Shareholders' Equity	1,683,594	1,735,903	-3.0%	1,467,521	14.7%
Non controlling interests	36,059	37,570	-4.0%	36,861	-2.2%
	1,719,653	1,773,473	-3.0%	1,504,382	14.3%
Liabilities and Shareholders' Equity	3,224,994	3,251,879	-0.8%	3,506,551	-8.0%

BALANCE SHEET  ALPHAVILLE SEGMENT

	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Current Assets
Cash and cash equivalents	96,493	185,529	-48.0%	143,792	-32.9%
Receivables from clients	396,054	396,157	-	210,847	87.8%
Properties for sale	321,273	276,427	6.2%	216,087	48.7%
Other accounts receivable	61,268	33,798	81.3%	15,211	302.8%
Financial Instruments	1,306	2,446	-46.6%	7,381	-82.3%
	876,393	894,357	-2.0%	593,318	47.7%
Long-term Assets
Receivables from clients	426,381	393,550	8.3%	399,185	6.8%
Properties for sale	55,398	46,294	19.7%	22,570	145.4%
Financial Instruments	71	796	-91.1%	-	-
Other	11,919	11,769	1.3%	2,789	327.4%
	493,768	452,410	9.1%	424,544	16.3%
Intangible and Property and Equipment	10,341	16,137	-35.9%	8,676	19.2%
Investments	37,625	45,882	-18.0%	50,304	-25.2%

Total Assets	1,418,128	1,408,785	0.7%	1,076,842	31.7%

Current Liabilities
Loans and financing	71,174	84,917	-16.2%	64,840	9.8%
Debentures	-	-	-	- -	-
Obligations for purchase of land and advances from clients	465	90,210	-99.5%	2,444	-81.0%
Materials and service suppliers	52,326	55,720	-6.1%	32,197	62.5%
Taxes and contributions	60,394	52,677	14.6%	60,667	-0.5%
Obligation for investors	38,217	38,219	-	38,419	-0.5%
Other	199,264	169,226	17.8%	221,632	-10.1%
	421,839	490,969	-14.1%	420,198	0.4%
Long-term Liabilities
Loans and financings	189,083	147,658	28.1%	78,820	139.9%
Obligations for purchase of land	-	-		585	-100.0%
Deferred taxes	8,555	3,842	122.7%	16,699	-48.8%
Provision for contingencies	62,325	16,551	276.6%	15,444	303.5%
Investor obligation	44,529	12,022	270.4%	-	-
Other	19,815	113,352	-82.5%	56,137	-64.7%
	324,306	293,425	10.5%	167,686	93.4%
Shareholders' Equity
Shareholders' Equity	643,542	480,206	34.0%	470,513	36.8%
Non controlling interests	28,440	144,186	-80.3%	18,445	54.2%
	671,982	624,391	7.6%	488,958	37.4%
Liabilities and Shareholders' Equity	1,418,128	1,408,785	0.7%	1,076,842	31.7%

TABLES INDEX

Appendix - Tables
Consolidated Information
1.	Pre-Sales (Dissolutions) and Recognized Revenues, by Launch Year	35
2.	Capitalized Interests (Gafisa + Tenda)	35
3.	Breakdown by Line of SG&A	35
4.	Inventory (Balance sheet at cost)	36
5.	Inventory (Balance sheet at cost) – Landbank available for sale	36
6.	Provisions	36
7.	Covenants	36
Gafisa Segment
8.	Launches by Market Region	37
9.	Launches by Unit Price	37
10. Pre-Sales by Market Region		37
11. Pre-Sales by Unit Price		37
12. Pre-Sales by Unit Price – Units		37
13. Delivered Projects		38
14. Launched Projects		38
15. Adjusted EBITDA		38
Tenda Segment
16. Launches by Market Region		39
17. Launches by Unit Price		39
18. Pre-Sales (Dissolutions) by Market Region		39
19. Pre-Sales (Dissolutions) by Unit Price		39
20. Pre-Sales (Dissolutions) by Unit Price – units		39
21. Delivered Projects		40
22. Launched Projects		40
23. Adjusted EBITDA		40
Alphaville Segment
24. Launches Alphaville Segment		41
25. Launches by Unit Price		41
26. Pre-Sales Alphaville Segment		41
27. Pre-Sales by Unit Price		41
28. Pre-Sales by Unit Price – units		41
29. Delivered Projects		41
30. Launched Projects		42
31. Adjusted EBITDA		42

Appendix - Tables

Consolidated Information

Revenues

Table 1. Gafisa + Tenda - Pre-Sales (Dissolutions) and Recognized Revenues, by Launch Year (R$000)
		9M13				9M12
	Launch Year	Pre-Sales	% Sales	Revenues	% Rev	Pre-Sales	% Sales	Revenues	% Rev
Gafisa	Launches 2013	146,795	29.0%	55,977	4.8%	-	-	-	-
	Launches 2012	245,572	48.5%	295,663	25.2%	465,227	42.3%	63,012	4.6%
	Launches 2011	58,053	11.5%	443,378	37.8%	214,036	19.4%	261,082	19.2%
	Launches ≤ 2010	56,323	11.1%	352,280	30.0%	421,813	38.3%	911,873	66.9%
	Landbank	-	-	26,600	2.3%	-	-	126,286	9.3%
	Total Gafisa	506,742	100.0%	1,173,897	100.0%	1,101,076	100.0%	1,362,253	100.0%
Tenda	Launches 2013	142,848	43.7%	37,315	6.2%	-	-	-	-
	Launches 2012	-	-	-	-	-	-	-	-
	Launches 2011	4,138	1.3%	58,035	9.6%	-47,221	105.7%	42,172	4.8%
	Launches ≤ 2010	179,791	55.0%	490,922	81.5%	2,557	-5.7%	784,011	89.6%
	Landbank	-	-	16,292	2.7%	-	-	48,900	5.6%
	Total Tenda	326,777	100.0%	602,563	100.0%	-44,664	100.0%	875,083	100.0%
Consolidated	Launches 2013	289,643	34.7%	93,292	5.3%	-	-	-	-
	Launches 2012	245,572	29.5%	295,663	16.6%	465,227	44.0%	63,012	2.8%
	Launches 2011	62,191	7.5%	501,412	28.2%	166,815	15.8%	303,255	13.6%
	Launches ≤ 2010	236,113	28.3%	843,202	47.5%	424,370	40.2%	1,695,884	75.8%
	Landbank	-	-	42,892	2.4%	-	-	175,185	7.8%
Total	Total Gafisa Group	833,519	100.0%	1,776,460	100.0%	1,056,411	100.0%	2,237,336	100.0%

Capitalized Interests

Table 2. Gafisa + Tenda – Capitalized Interests (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Initial Balance	243,434	242,020	0.6%	230,496	5.6%	239,327	204,739	16.9%
Capitalized Interests	42,627	49,886	-14.6%	50,683	-15.9%	119,047	164,551	-27.7%
Cap. Int. Alocated COGS	-45,131	-38,086	18.5%	-53,032	-14.9%	-117,444	-132,716	-11.5%
(-) Alphaville	-11,835	-10,386	14.0%	-8,426	40.5%	-11,835	-8,426	40.4%
Final Balance	229,095	243,434	-5.9%	219,721	4.3%	229,095	228,148	0.4%

General and Administrative Expenses

Table 3. Gafisa + Tenda - Breakdown by Line of G&A (3Q13-2Q13) (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Wages and Salaries Expenses	-24,200	-23,037	5.0%	-29,149	-17.0%	-70,529	-75,949	-7.1%
Benefits and Employees Empregados	-2,337	-1,892	23.5%	-2,679	-12.8%	-5,865	-5,861	0.1%
Travel expenses and utilities	-1,170	-1,502	-22.1%	-2,112	-44.6%	-3,859	-5,237	-26.3%
Services rendered	-7,377	-6,803	8.4%	-11,410	-35.3%	-20,363	-24,886	-18.2%
Rentals and condos fees	-2,984	-2,149	38.9%	-2,488	19.9%	-7,899	-7,830	0.9%
IT	-5,491	-2,021	171.7%	-598	818.5%	-10,251	-7,175	42.9%
Stock Option Plan	-4,171	-4,884	-14.6%	-3,085	35.2%	-13,715	-14,798	-7.3%
Provision for Profit Sharing	-8,808	-8,599	2.4%	-10,364	-15.0%	-26,235	-30,750	-14.7%
Other	1,383	1,288	7.4%	1,779	-22.3%	958	-7,350	-113.0%
Total	-55,155	-49,599	11.2%	-60,105	-8.2%	-157,758	-179,835	-12.3%

Inventory

Table 4. Inventory (Balance sheet at cost) (R$000)

	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Landbank	1,095,174	913,076	19.9%	733,861	49.2%
Units under construction	727,855	788,879	-7.7%	1,086,336	-33.0%
Finished units	323,224	324,768	-0.5%	182,440	77.2%
Total	2,146,253	2,026,723	5.9%	2,002,637	7.2%

Table 5. Inventory (Balance sheet at cost) Landbank available for sale (R$000)

Pro-Forma (Gafisa + Tenda)	3Q13	2TQ3	Q-o-Q (%)	3Q12	Y-o-Y (%)
Landbank	122.168	144.470	-15,4%	180.703	-32,4%

Provisions

Table 6. Provisions (R$000)

Pro-Forma	Balance 3Q13	Balance 2Q13	Change Q/Q	Balance 3Q12	Change Y/Y
Provision for Dissolutions & NPL	78.162	77.139	1,3%	138.076	-44,1%
Additional Charges	39.984	41.302	-3,2%	79.446	-48,0%
Negative Margins	11.089	9.156	21,1%	26.358	-65,3%
Cancellations	2.576	2.843	-9,4%	6.636	-57,2%
Penalty for Delays	34.832	24.151	44,2%	49.469	-51,2%
Impairment	53.062	53.511	-0,8%	51.579	3,7%
Contingencies	199.346	183.350	8,7%	182.705	0,4%
Warranty	51.783	54.353	-4,7%	47.486	14,5%
Total	470.834	445.805	5,6%	581.755	-23,4%

Covenants

Table 7. Debênture Covenants – 7th issuance
3Q13
(Total receivables + Finished Units) / (Total Debt - Cash – Project Debt) >2 or <0	9.41
(Total Debt - Project Debt - Cash) / (Equity + Minority) ≤ 75%	38.93%
Total de Recebíveis + Receitas a Apropriar + Estoque de unidades concluídas / Dívida total – SFH + Obligations related to construction + costs to be incurred > 1.5	1.70

GAFISA SEGMENT

Focada em empreendimentos residenciais voltados aos segmentos de alta, média-alta e média renda, com unidades com preços a partir de R$250.000.

Launches Gafisa Segment

Table 8. Launches by Market Region Gafisa Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa	São Paulo	107,248	215,910	-50.3%	51,482	108.3%	406,187	732,072	-44.5%
	Rio de Janeiro	0	0	0.0%	62,809	-100.0%	-	62,809	-100.0%
	Other	0	0	0.0%	0	0.0%	-	-	0.0%
	Total (R$)	107,248	215,910	-50.3%	114,291	-6.2%	406,187	794,881	-48.9%
	# Units	44	369	-88.1%	134	-67.2%	578 578	1,199	-51.8%

Table 9. Launches by Unit Price Gafisa Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa	≤R$500K	0	0	0.0%	0	0.0%	-	96,310	-100.0%
R$500K a R$750K		0	215,910	-100.0%	51,482	-100.0%	298,939	348,205	-14.1%
	>R$750K	107,248	0	0.0%	62,809	70.8%	107,248	350,366	-69.4%
	Total (R$)	107,248	215,910	-50.3%	114,291	-6.2%	406,187	794,881	-48.9%

Pre-Sales Gafisa Segment

Table 10. Pre-Sales by Market Region Gafisa Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa	São Paulo	153,669	170,360	-9.8%	240,319	-36.1%	421,116	872,071	-51.7%
	Rio de Janeiro	20,840	31,246	-33.3%	90,009	-76.8%	72,617	204,925	-64.6%
	Other	14,206	15,305	-7.2%	-2,338	-707.5%	13,010	24,079	-46.0%
	Total (R$)	188,716	216,911	-13.0%	327,990	-42.5%	506,742	1,101,076	-54.0%
	# Units	334	405	-17.3%	522	-35.9%	934	2,017	-53.7%

Table 11. Pre-Sales by Unit Price Gafisa Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa	≤ R$500K	64,485	49,039	31.5%	43,970	46.7%	125,012	232,062	-46.1%
R$500K - R$750K		67.021	101,559	-34.0%	117,376	-42.9%	204,334	334,963	-39.0%
	> R$750K	57,210	66,313	-13.7%	166,644	-65.7%	177,396	534,051	-66.8%
	Total (R$)	188,716	216,911	-13.0%	327,990	-42.5%	506,742	1,101,076	-54.0%

Table 12. Pre-Sales by Unit Price Gafisa Segment (# units)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Gafisa	≤ R$500K	185	163	13.4%	188	-1.9%	438	858	-49.0%
R$500K - R$750K		106	185	-42.6%	185	-42.7%	355	633	-44.4%
	> R$750K	43	57	-25.4%	149	-71.5%	141	526	-73.3%
	Total # Unidades	334	405	-17.7%	522	-36.2%	934	2.017	-53.8%

Delivered Projects Gafisa Segment

 Table 13 - Delivered Projects Gafisa Segment (9M13)

Company	Project	Delivery	Launch	Location	% co	Units	PSV R$000
Gafisa	Estação Sorocaba	feb/13	2009	Rio de Janeiro - RJ	100%	86	38,995
Total	1Q13					86	38,995
Gafisa	Portal da Vila	apr/13	2010	São José dos Campos - SP	100%	152	39,673
Gafisa	Igloo Vila Olímpia	may/13	2010	São Paulo - SP	80%	96	28,690
Gafisa	Global Offices	may/13	2009	Rio de Janeiro - RJ	100%	160	33,875
Gafisa	Manhattan Square - SOHO	may/13	up to 2008	Salvador - BA	50%	272	48,402
Gafisa	London Ville	jun/13	2009	Barueri - SP	100%	200	70,507
Gafisa	Jardim dos Girassóis	jun/13	2010	São Paulo - SP	50%	300	44,254
Gafisa	Jardim das Orquídeas	jun/13	2010	São Paulo - SP	50%	200	43,734
Gafisa	Parque Barueri - Fase II	jun/13	2010	Barueri - SP	100%	171	47,399
Gafisa	Quintas do Pontal	jun/13	up to 2008	Rio de Janeiro - RJ	100%	91	79,505
Total	2Q13					1,642	436,038
Gafisa	Central Life Club	jul/13	2010	São Paulo - SP	100%	252	94,073
Gafisa	Manhattan Square - Tribeca	jul/13	up to 2008	Salvador - BA	50%	612	63,528
Gafisa	Vistta Laguna	aug/13	2010	Rio de Janeiro - RJ	100%	128	91,289
Gafisa	Smart Perdizes	sep/13	2010	São Paulo - SP	100%	90	45,420
Gafisa	Parque Barueri - FIII 2B	sep/13	2010	Barueri - SP	100%	171	46,213
Gafisa	Canto dos Pássaros	sep/13	2009	Porto Alegre - RS	80%	224	32,622
Total	3Q13					1,477	373,144
Total	9M13					3,205	848,178

Launched Projects Gafisa Segment

Table 14 - Launched Projects Gafisa Segment (9M13)

Project	Launch Date	Location	% co	Units (% co)	PSV (% co)	% Sales 30/Sep/13	Sales 30/Sep/13
1Q13
Today Santana	mar/13	São Paulo - SP	100%	165	83,029	22%	17,926
Total 1Q13				165	83,029	22%	17,926
2Q13
Go Maracá	jun/13	São Paulo - SP	100%	129	72,096	40%	28,974
Follow	jun/13	São Paulo - SP	100%	240	143,814	67%	95,778
Total 2Q13				369	215,910	58%	124,751
3Q13
Delux	aug/13	São Paulo - SP	100%	44	107,248	20%	21,375
Total 3Q13				44	107,248	20%	21,375
Total 9M13				578	406,187	40%	164,052

 Nota: A velocidade consolidada de vendas refere-se à Pre-Sales durante o período correspondente da oferta. Neste cálculo, consideramos o estoque ajustado para refletir o preço correto.

EBITDA Gafisa Segment

Table 15. Adjusted EBITDA Gafisa Segment (R$000)

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Income (Loss)	33,631	(14,688)	-329.0%	(29,763)	-50.6%	(30,190)	(64,396)	-53.1%
(+) Financial results	42,115	35,563	18.4%	47,725	-25.5%	129,774	145,966	-11.1%
(+) Income taxes	2,396	3,460	-30.8%	1,687	105.1%	8,772	13,080	-32.9%
(+) Depreciation & Amortization	15,284	8,558	78.6%	11,547	-25.9%	30,328	33,563	-9.6%
(+) Capitalized interests	25,956	20,510	26.6%	24,556	-16.5%	68,541	81,108	-15.5%
(+) Expenses w/ stock options	4,131	4,851	-14.8%	2,940	65.0%	13,611	14,363	-5.2%
(+) Minority shareholders	(2,482)	(983)	152.5%	(4,675)	-79.0%	(6,202)	(14,832)	-58.2%
Adjusted EBITDA¹	121,031	57,271	111.3%	54,017	6.0%	214,634	208,852	2.8%
Net Revenue	432,252	374,360	15.5%	435,609	-14.1%	1,173,897	1,362,253	-13.8%
Adjusted EBITDA Margin¹	28.0%	15.3%	1270 bps	12.4%	1560 bps	18.3%	15.3%	295 bps

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$100,000 and R$250,000.

Launches Tenda Segment

Table 16. Launches by Market Region Tenda Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Tenda	São Paulo	40,852	33,056	23.6%	0	0.0%	141,663	0	0.0%
	Rio de Janeiro	0	0	0.0%	0	0.0%	0	0	0.0%
	Minas Gerais	0	0	0.0%	0	0.0%	0	0	0.0%
	Northeast	37,912	0	0.0%	0	0.0%	83,853	0	0.0%
	Other	24,880	0	0.0%	0	0.0%	24,880	0	0.0%
	Total (R$)	103,644	33,056	213.5%	0	0.0%	250,396	0	0.0%
	# Units	800	240	233.3%	0	0.0%	2,060	0	0.0%

Table 17. Launches by Unit Price Tenda Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Tenda	≤ MCMV	103,644	33,056	213.5%	0	0.0%	250,396	0	0.0%
	> MCMV	0	0	0.0%	0	0.0%	0	0	0.0%
	Total (R$)	103,644	33,056	213.5%	0	0.0%	250,396 250,396	0 -	0.0%

Pre-Sales Tenda Segment

Table 18. Pre-Sales (Dissolutions) by Market Region Tenda Segment (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Tenda	São Paulo	33,281	43,569	-23.6%	-8,111	-510.3%	89,865	-52,820	-270.1%
	Rio de Janeiro	12,469	32,444	-61.6%	11,481	8.6%	61,520	21,918	180.7%
	Minas Gerais	8,036	11,714	-31.4%	-13,077	-161.5%	4,260	-76,067	-105.6%
	Northeast	36,126	23,253	55.4%	17,384	107.8%	69,593	6,905	907.9%
	Other	60,239	58,862	2.3%	22,373	169.2%	101,539	55,399	83.3%
	Total (R$)	150,151	169,841	-11.6%	30,050	399.7%	326,777	-44,664	-831.6%
	# Units	1,077	1,429	-24.7%	163	562.3%	2,671	-680	-492.6%

Table 19. Pre-Sales (Dissolutions) by Unit Price Tenda Segment  (R$000)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Tenda	≤ MCMV	119,215	140,602	-15.2%	7,977	1394.6%	296,008	- 67,321	-539.7%
	> MCMV	30,936	29,239	5.8%	22,074	40.1%	30,769	22,657	35.8%
	Total (R$)	150,151	169,841	-11.6%	30,050	399.7%	326,777	- 44,664	-831.6%

Table 20. Pre-Sales (Dissolutions) by Unit Price Tenda Segment (# units)

		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Tenda	≤ MCMV	934	1,273	-26.6%	50	1770.7%	2,524	- 796	-416.9%
	> MCMV	142	156	-9.1%	113	26.2%	148	116	27.1%
	Total (R$)	1,077	1,429	-24.7%	163	562.3%	2,671	- 680	-492.6%

Delivered Projects Tenda Segment

Table 21. Delivered Projects Tenda Segment  (9M13)

Company	Project	Delivery	Launch	Location	% co	Units	PSV R$000
Tenda	Parma Tower	Feb	2009	Belo Horizonte - MG	100%	36	4,434
Tenda	Espaço Engenho Life I	Mar	up to 2008	Rio de Janeiro - RJ	100%	80	7,290
Tenda	Brisa do Parque III	Mar	2010	São José dos Campos - SP	100%	105	12,285
Tenda	Fit Cristal	Mar	up to 2008	Porto Alegre - RS	80%	154	19,008
Tenda	Germânia F1C	Mar	2010	São Leopoldo - RS	100%	100	10,280
Tenda	Igara Life	Mar	2010	Canoas - RS	100%	240	21,494
Tenda	Valle Verde Cotia VII	Mar	2011	Cotia - SP	100%	80	9,600
Total 1Q13						795	84,391
Tenda	Espaço Engenho Life II	Apr	up to 2008	Rio de Janeiro - RJ	100%	79	6,646
Tenda	Residencial Papa Joao XXIII	May	up to 2008	Cachoeirinha - RS	100%	96	16,072
Tenda	São Matheus Life	May	up to 2008	Duque de Caxias - RJ	100%	144	15,849
Tenda	Vila Allegro	May	up to 2008	Salvador - BA	100%	300	57,170
Tenda	Parque Baviera Life - F3A (Bl 14 a 21)	Jun	up to 2008	São Leopoldo - RS	100%	160	12,084
Tenda	Residencial Napoli	Jun	up to 2008	Poá - SP	100%	120	8,823
Tenda	Pendotiba Life	Jun	up to 2008	São Gonçalo - RJ	100%	160	12,070
Tenda	Parque Green Village Duo	Jun	2009	Aparecida de Goiânia - GO	100%	176	15,800
Tenda	Villagio do Jockey I	Jun	up to 2008	São Paulo - SP	100%	180	13,988
Tenda	Fit Giardino	Jun	2009	Caxias - RS	70%	148	31,916
Tenda	Residencial Guaianazes Life	Jun	2010	São Paulo - SP	100%	168	19,047
Total 2Q13						1,731	209,466
Tenda	Res. Di Stefano Life	jul/13	up to 2008	Belo Horizonte - MG	100%	120	8,882
Tenda	Res. Buenos Aires Tower	jul/13	2010	Belo Horizonte - MG	100%	88	13,376
Tenda	Piedade Life - F3 (Bl 8,9 e 14)	aug/13	up to 2008	Jaboatão dos Guararapes - PE	100%	108	73,360
Tenda	Residencial Colubande	aug/13	2010	São Gonçalo - RJ	100%	160	16,562
Tenda	Florença Life	sep/13	2010	Campo Grande - RJ	100%	202	15,656
Tenda	Primavera Ville	sep/13	up to 2008	Duque de Caxias - RJ	100%	256	22,066
Tenda	Parque Baviera Life - F3B (Bl 22 a 25)	sep/13	up to 2008	São Leopoldo - RS	100%	80	6,578
Total	3Q13					1,014	156,479
Total	9M13					3,540	450,336

Launched Projects Tenda Segment

Table 22. Launched Projects Tenda Segment (9M13)

Project	Date	Location	Units (% co)	% co	PSV- R$000 (% co)	% Sold	Sales¹ R$000
Novo Horizonte - Turíbio	Março	Osasco - SP	100%	580	67,755	100%	67,658
Vila Cantuária	Março	Camaçari - BA	100%	440	45,941	41%	18,840
Tenda Total 1Q13				1,020	113,696	76%	68,498
Itaim Paulista Life I	Maio	São Paulo - SP	100%	240	33,056	46%	15,315
Tenda Total 2Q13				240	33,056	46%	15,315
Residencial Germania Life - Fase 2	Julho	Porto Alegre - RS	100%	200	24,880	23%	5,713
Verde Vida - Fase 1	Julho	Salvador -BA	100%	340	37,912	50%	19,008
Jaraguá Life	Agosto	São Paulo - SP	100%	260	40,852	40%	16,315
Tenda Total 3Q13				800	103,644	40%	41,036
Tenda Total 9M13				12,060	250,396	57%	142,848

EBITDA Tenda Segment

Table 23. Adjusted EBITDA Tenda

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Loss	(60,955)	(26,012)	134.3%	(18,728)	38.9%	(122,175)	(61,871)	97.5%
(+) Financial results	6,370	(1,901)	-435.1%	1,400	-235.8%	1,539	(388)	-496.8%
(+) Income taxes	4,622	3,532	30.9%	5,658	-37.6%	11,675	12,315	-5.2%
(+) Depreciation & Amortization	2,858	2,464	16.0%	5,770	-57.3%	8,245	11,919	-30.8%
(+) Capitalized interests	16,613	15,664	6.1%	27,147	-42.3%	43,795	48,062	-8.9%
(+) Expenses w/ stock options	39	33	18.1%	145	-77.3%	104	435	-76.1%
(+) Minority shareholders	2,425	396	512.4%	5,087	-92.2%	6,115	16,112	-62.0%
Adjusted EBITDA	(28,027)	(5,824)	381.2%	26,480	-122.0%	(50,702)	26,585	-290.7%
Net Revenue	195,795	266,504	-26.5%	307,844	-13.4%	602,563	875,083	-31.1%
Adjusted EBITDA Margin	-14.3%	-2.2%	-	8.6%	-	-8.4%	3.0%	-

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130.000 and R$R$500.000, and is present in 68 cities across 23 states and in the Federal District.

Launches Alphaville Segment

Table 24 - Launches by Market Region Alphaville Segment (R$000)

% co - R$000		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Alphaville		287,455	212,077	35.5%	337,652	-14.9%	610,360	667,320	-8.5%
	Total (R$)	287,455	212,077	35.5%	337,652	-14.9%	610,360	667,320	-8.5%
	# Units	1,197	1,529	-21.7%	1,227	-2.4%	3,158	2,627	20.2%

Table 25- Launches by Unit Price Alphaville Segment (R$000)

% co - R$000		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Alphaville	≤ R$200K;	67,408	212,077	-68.2%	65,217	3.4%	329,209	274,071	20.1%
	> R$200K; R$500K	220,048	-	0.0%	272,435	-19.2%	281,151	393,249	-28.5%
	> R$500K	-	-	0.0%	-	0.0%	-	-	0.0%
	Total (R$)	287,455	212,077	35.5%	337,652	-14.9%	610,360	667,320	-8.5%

Pre-Sales Alphaville  Segment

Table 26 - Pre-Sales Alphaville Segment (R$000)

% co - R$000		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Alphaville		90,127	166,887	-46.0%	331,290	-72.8%	367,394	671,451	-45.3%
	Total (R$)	90,127	166,887	-46.0%	331,290	-72.8%	367,394	671,451	-45.3%
	# Units	492	836	-41.1%	1,245	-60.4%	1,799	2,722	-33.9%

Table 27. Pre-Sales by Unit Price Alphaville Segment (R$000)

%Alphaville R$000		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Alphaville	≤ R$200K;	52,117	108,081	-51.8%	188,011	-72.3%	200,036	290,236	-31.1%
	> R$200K;	34,241	51,947	-34.1%	122,348	-72.0%	147,725	352,355	-58.1%
	> R$500K	3,769	6,859	-45.0%	20,931	-82.0%	19,633	28,861	-32.0%
	Total (R$)	90,127	166,887	-46.0%	331,290	-72.8%	367,394	671,451	-45.3%

Table 28. Pre-Sales by Unit Price Alphaville Segment (# units)

% Alphaville R$000		3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Alphaville	≤ R$200K;	368	671	-45.1%	922	-60.1%	1,326	1,575	-15.8%
	> R$200K; ≤ R$500K	116	158	-26.7%	310	-62.6%	448	1,147	-60.9%
	> R$500K	9	7	20.7%	12	-29.8%	25	1	2440.9%
	Total # Units	492	836	-41.1%	1,245	-60.4%	1,799	2,722	-33.9%

Delivered Projects Alphaville  Segment

Table 29. Delivered Projects Alphaville Segment  (9M13)

TableTable 21. Delivered Projects Tenda Segment (9M13) 31 - Delivered Projects (9M13) – Alphaville Segment
Company	Project	Delivery	Launch	Location	% co	Units	PSV R$000
Alphaville	Terras Alphaville Resende	mar/13	jun/11	Resende/RJ	77%	419	49,204
Total 1Q13						419	49,204
Total 2Q13						0	-
Alphaville	Terras Alpha Maricá Sta Rita - F1	jul/13	2011	Maricá - RJ	47%	615	46,363
Total	3Q13					615	46,363
Total	9M13					1,034	95,567

Launched Projects Alphaville Segment

Table 30 – Launched Projects (9M13) – Alphaville Segment

Project	Date	Location	% co	Units (% co)	PSV - R$000 (% co)	% ¹	Sales¹ R000
Alphaville Castello	Mar	Itú – SP	69%	153	61,103	69%	44,642
Terras Alphaville Maricá 2		Maricá - RJ	47%	280	49,725	59%	27,825
Alplaville Total 1Q13				432	110,828	65%	72,467
Terras Alphaville Ponta Grossa	Mai	Ponta Grossa – PR	77%	568	69,965	69%	47,864
Terras Alphaville Vitória da Conquista	Jun	Vitória da Conquista / BA	75%	424	66,544	28%	13,888
Terras Alphaville Sergipe F2	Jun	Barra dos Coqueiros / SE	88%	537	75,567	44%	26,018
Alplaville Total 2Q13				1.529	212,077	48%	87,770
Alphaville Feira de Santana 2	Aug	Feira de Santana - BA	72%		106,314	9%	9,520
Alphaville Ribeirão Preto 3	Aug	Ribeirão Preto - SP	60%		113,734	7%	7,997
Terras Alphaville Camaçari 2	Sep	Camaçari - BA	74%		67,408	48%	32,471
Alphaville Total 3Q13					287,455	17%	49,988
Alplaville Total 9M13					610,360	36%	222,535

1 Note: YTD sales.

EBITDA Segmento Alphaville

Table 31. Adjusted EBITDA Alphaville

	3Q13	2Q13	Q-o-Q (%)	3Q12	Y-o-Y (%)	9M13	9M12	Y-o-Y (%)
Net Income	43,100	26,556	62.3%	53,331	-50.2%	98,526	100,638	-2.1%
(+) Financial results	6,217	7,493	-17.0%	7,819	-4.2%	20,846	20,153	3.4%
(+) Income taxes	10,637	6,139	73.3%	9,687	-36.6%	17,981	14,501	24.0%
(+) Depreciation & Amortization	748	734	2.0%	552	32.9%	2,371	1,621	46.2%
(+) Capitalized interests	2,561	1,912	34.0%	1,328	44.0%	5,108	3,546	44.1%
(+) Expenses w/ stock options	185	11,116	-98.3%	335	3216.1%	11,554	8,405	37.5%
(+) Minority shareholders	3,894	15,918	-75.5%	18,642	-14.6%	29,232	32,385	-9.7%
Adjusted EBITDA	67,343	69,868	-3.6%	91,694	-23.8%	185,617	181,250	2.4%
Net Revenue	208,325	233,730	-10.9%	227,095	2.9%	603,097	504,857	19.5%
Adjusted EBITDA Margin	32.3%	29.9%	243bps	40.4%	-805bps	30.8%	35.9%	-512bps

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Landbank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 59 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 6, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer